Pursuant to Rule 424(b)(3)
Registration No. 333-38352
[FORD LOGO]

One American Road, Dearborn, MI 48126

June 29, 2000

Dear Stockholder:

     You are invited to attend a special meeting of stockholders at The Playhouse Theatre, DuPont Building, 10th and Market Streets, Wilmington, Delaware, on August 2, 2000 at 8:30 a.m., eastern daylight savings time.

     At the special meeting, you will be asked to consider and vote upon a recapitalization proposal. The recapitalization will consist of the exchange by Ford with its stockholders of cash and new shares of stock for existing shares of stock, which will result in a reshuffling of the capital structure of Ford. Pursuant to the recapitalization, which will be effected through the merger of a wholly-owned subsidiary of Ford into Ford, each Ford stockholder will have the right to elect to receive the following for each share of common stock or Class B stock owned by such stockholder:

One share of a new class of Ford common stock or Class B stock, depending on the class of stock owned before the recapitalization,	and	(1) $20 in cash

   or

(2) a fraction of a share of a new class of common stock with a value of $20, calculated as provided in the attached proxy statement

   or

(3) a combination of cash and a new class of common stock, also with an aggregate value of $20, calculated as provided in the proxy statement, with the relative cash and stock portions determined pursuant to a formula intended to result in a stockholder maintaining approximately 99% of his or her percentage ownership interest in Ford
The $20 amounts referred to above will be increased in the event the average of the trading prices of Ford common stock during the five trading day period ending on July 28, 2000 exceeds $60.

     The cash payable in the recapitalization will be subject to proration if necessary to limit the amount paid to $10 billion.

     An all stock election will increase your percentage ownership interest in Ford, a combination stock and cash election will maintain approximately 99% of your ownership interest, and a $20 cash election will further reduce your ownership interest. Any election other than an all stock election will have the same effect as if you sold some of your shares for cash.

     If you fail to validly make an election, you will be deemed to have made a $20 cash election.

     The attached proxy statement includes information as to the elections available to you and how to make them on pages 24 and 21.

     Adoption of the recapitalization agreement will constitute approval of certain amendments to Ford’s restated certificate of incorporation. The shares of new Ford common stock will continue to be traded on the New York Stock Exchange under the symbol “F.”

     The accompanying proxy statement provides detailed information about the recapitalization. Please read the entire proxy statement and the appendices carefully. For risks in connection with the recapitalization, see “Risk Factors” beginning on page 17.

     Our board of directors has approved the recapitalization agreement and recommends that you vote FOR the adoption of the recapitalization proposal and urges you to sign, date and mail the enclosed proxy in the postage-paid envelope or instruct us by telephone or via the Internet as to how you would like your shares voted.

     Thank you for your continued support.

/s/ William Clay Ford
William Clay Ford, Jr.
Chairman

     Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offense.

     This proxy statement is dated June 29, 2000, and is first being mailed to stockholders on or about July 3, 2000.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

OF
FORD MOTOR COMPANY
TO BE HELD ON AUGUST 2, 2000

       A special meeting of stockholders of Ford Motor Company will be held at The Playhouse Theatre, DuPont Building, 10th and Market Streets, Wilmington, Delaware, on August 2, 2000 at 8:30 a.m., eastern daylight savings time. The purpose of the meeting is to consider and vote upon a proposal to adopt a Recapitalization Agreement and Plan of Merger dated as of June 27, 2000, between Ford Motor Company and Ford Value Corporation, a wholly owned subsidiary of Ford Motor Company, providing for the merger of Ford Value Corporation with and into Ford Motor Company, with Ford Motor Company as the surviving corporation.

      In the merger each share of common stock and Class B stock will be converted into and exchanged for the right to receive, based upon the holder’s election and subject, in certain circumstances, to proration, one of the following: (i) one share of a new class of Ford common stock or new Ford Class B stock, as the case may be, and $20 in cash, (ii) one share of a new class of Ford common stock or new Ford Class B stock, as the case may be, and $20 in a new class of Ford common stock, or (iii) one share of a new class of Ford common stock or new Ford Class B stock, as the case may be, and $20 in a combination of a new class of Ford common stock and cash, in each case, as calculated as provided in the Recapitalization Agreement and Plan of Merger. In the event that the average of the Ford trading prices over the five trading day period ending on July 28, 2000 exceeds $60, the $20 amounts referred to above will be increased, as provided in such agreement. A copy of the Recapitalization Agreement and Plan of Merger is attached as Appendix A to the proxy statement accompanying this notice.

      The record date for the special meeting is June 27, 2000. Only stockholders of record at the close of business on that date can vote at the meeting. A list of Ford stockholders entitled to vote at the special meeting will be available for examination, during ordinary business hours, for ten days before the meeting at Ford’s principal place of business, One American Road, Dearborn, Michigan and at the offices of Morris, Nichols, Arsht & Tunnell, 1201 N. Market Street, Wilmington, Delaware.

      A form of proxy and a proxy statement containing more detailed information with respect to the matters to be considered at the special meeting are included with this notice.

      The board of directors recommends that you vote in favor of the recapitalization proposal.

      Adoption of the Recapitalization Agreement and Plan of Merger is the only matter to be presented or acted upon at the special meeting. Under our by-laws, no business besides that stated in the meeting notice may be transacted at any meeting of stockholders. If any procedural matter is presented at the meeting on which a vote may properly be taken, the shares represented by proxies will be voted in accordance with the judgment of the person or persons voting those shares.

/s/ John M. Rintamaki

John M. Rintamaki
Secretary
June 29, 2000
Ford Motor Company
One American Road
Dearborn, MI 48126

IMPORTANT

Whether or not you plan to attend the meeting, please provide your proxy by either calling the toll-free telephone number, using the Internet, or filling in, signing, dating, and promptly mailing the accompanying proxy card in the enclosed envelope.

QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION
SUMMARY
RISK FACTORS
THE SPECIAL MEETING
THE COMPANY
THE RECAPITALIZATION
FINANCIAL INFORMATION
MARKET PRICE AND DIVIDEND INFORMATION
THE RECAPITALIZATION AGREEMENT
DESCRIPTION OF FORD CAPITAL STOCK
COMPARISON OF RIGHTS OF FORD STOCKHOLDERS BEFORE AND AFTER THE RECAPITALIZATION
LEGAL MATTERS
EXPERTS
STOCKHOLDER PROPOSALS FOR 2001
OTHER MATTERS
WHERE YOU CAN FIND MORE INFORMATION
FORWARD-LOOKING STATEMENTS
LIST OF APPENDICES

QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION	1

SUMMARY	8

The Recapitalization	8

The Company	8

Certain U.S. Federal Income Tax Consequences of the Recapitalization	9

Appraisal Rights for Dissenting Stockholders	9

Per Share Market Price Information	9

Votes Required; Record Date for Voting	10

Recommendation of Ford Board of Directors	10

Interests of Certain Persons in the Recapitalization	10

Employee Stock Options	10

Completion of the Recapitalization	11

Termination and Amendment of the Recapitalization Agreement	11

Listing of Ford Common Stock	11

Comparison of Rights of Ford Stockholders Before and After the Recapitalization	11

Summary Historical and Pro Forma Financial Data of Ford	12

RISK FACTORS	17

THE SPECIAL MEETING	19

Date, Place and Time	19

Purpose of the Special Meeting	19

Record Date; Stock Entitled to Vote; Quorum	19

Vote Required	19

Voting of Proxies	20

Revocation of Proxies	20

Expenses of Solicitation	20

Other Matters to be Acted on at the Meeting	20

How to Vote Your Proxy and Make an Election	21

How to Attend the Special Meeting	21

THE COMPANY	22

General	22

Recent Developments	22

THE RECAPITALIZATION	24

General	24

Reasons for the Recapitalization; Structure of the Recapitalization	26

Opinion of J.P. Morgan	27

Dividend Policy	31

Interests of Certain Persons in the Recapitalization	32

Option Plans; Restricted Stock; Other Ford Stock Plans	35

Effective Time of the Recapitalization	36

New York Stock Exchange Listing	36

Appraisal Rights	36

Certain U.S. Federal Income Tax Consequences of the Recapitalization	38

Sources and Uses of Funds	42

FINANCIAL INFORMATION	43

Selected Historical Consolidated Financial Data	43

Unaudited Pro Forma Condensed Consolidated Financial Statements	45

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements	49

MARKET PRICE AND DIVIDEND INFORMATION	50

i

THE RECAPITALIZATION AGREEMENT	51

General	51

Effect on Capital Stock	51

Fractional Shares	51

Method of Making Elections	51

Exchange of Certificates	53

Closing	54

Restated Certificate of Incorporation	54

By-Laws	54

Directors and Officers	54

Conditions to the Recapitalization	55

Termination	55

Amendments and Waiver	55

DESCRIPTION OF FORD CAPITAL STOCK	56

Common Stock, Class B Stock and Preferred Stock	56

Series B Preferred Stock	58

COMPARISON OF RIGHTS OF FORD STOCKHOLDERS BEFORE AND AFTER THE RECAPITALIZATION	59

LEGAL MATTERS	59

EXPERTS	59

STOCKHOLDER PROPOSALS FOR 2001.	60

OTHER MATTERS	60

WHERE YOU CAN FIND MORE INFORMATION	60

FORWARD-LOOKING STATEMENTS	62
LIST OF APPENDICES

APPENDIX A Recapitalization Agreement and Plan of Merger	A-1

APPENDIX B Formulas Used in Calculations of Payments in Recapitalization	B-1

APPENDIX C Opinion of J.P. Morgan Securities Inc.	C-1

APPENDIX D Section 262 of the General Corporation Law of the State of Delaware	D-1

ii

QUESTIONS AND ANSWERS ABOUT THE RECAPITALIZATION

Q.	Why is Ford proposing the recapitalization?

A.	Ford believes the recapitalization will provide value, flexibility, liquidity, and alignment for Ford stockholders, and tie Ford management even more closely to the interests of Ford stockholders. Ford believes that its stock is undervalued, limiting, among other things, the Company’s ability to use its stock for acquisitions or to attract, retain or incentivize employees. Ford believes the recapitalization will highlight its cash reserves and cash flow generating capacity, which have not been adequately reflected in its stock price. The recapitalization also will reshuffle ownership interests in the Company’s revised capital structure, as Ford stockholders elect to increase, maintain or reduce their relative equity investment in the Company. In particular, the recapitalization is responsive to the interests of stockholders who would ordinarily be disinclined to sell any portion of their existing Ford shares, and who are a source of strategic advantage to the Company. In addition, the recapitalization will tie Ford management’s compensation even more closely to the performance of Ford’s stock price.

Q.	Why is the recapitalization being accomplished through a merger and what is Ford Value Corporation?

A.	We have structured the recapitalization as a merger because this structure provides you with a choice to receive stock or a combination of cash and stock in the recapitalization. Ford Value Corporation is a corporation newly formed by Ford in order to facilitate the merger.

Q.	What do I need to do with the election and transmittal form?

A.	If you wish to make an election as to what you want to receive in the recapitalization, you must complete the election and transmittal form that you have received or will be receiving and tell us what you want. The different election alternatives are listed below. The election and transmittal form must be sent, together with your Ford stock certificates, to the exchange agent at one of the addresses below:

if sent through the mail: EquiServe P.O. Box 832004 Boston, MA 02283-2004	if sent by overnight delivery service: EquiServe 40 Campanelli Drive Braintree, MA 02184 Attn: Ford Motor Company
if delivered by hand: EquiServe c/o Securities Transfer and Reporting Services, Inc. Attn: Corporate Actions 100 William Street, Galleria New York, NY 10038	if sent by facsimile transmission (fax): EquiServe (781) 575-4826 (fax) (781) 575-4827 (fax) (781) 575-4816 (telephone confirmation)

In order for your election to be valid, the exchange agent must receive your validly completed election and transmittal form together with your Ford stock certificates by the start of the special meeting, which is scheduled for 8:30 a.m., eastern daylight savings time, on August 2, 2000.

If you cannot send in your stock certificates by such time, you may send a notice of guaranteed delivery, with your completed election and transmittal form, promising to send in your actual certificates so that they are received by 5:00 p.m., eastern daylight savings time, on August 4, 2000 the second trading day after the special meeting, all in accordance with the instructions set forth under “The Recapitalization Agreement — Method of Making Elections.”

Please note that if you send your election by fax, you must use the guaranteed delivery procedure, and your stock certificates must be physically delivered by an “eligible institution” to the exchange agent (by hand, mail or by overnight delivery service) and must actually be received by the exchange agent by 5:00 p.m., eastern daylight savings time, on August 4, 2000 the second trading day after the date of the special meeting of stockholders. In addition, there are certain practical risks of attempting delivery by fax.

If you hold shares in book entry form at EquiServe, you need not surrender stock certificates relating to such shares.

Q.	What elections can I make?

A.	There are three different elections available, for each share of Ford common stock or Class B stock:

1.	$20 Cash Election. You can elect to receive one share of new Ford common stock or new Class B stock (depending on the class of stock owned before the recapitalization) and $20 in cash.

2.	New Stock Election. You can elect to receive one share of new Ford common stock or new Class B stock (depending on the class of stock owned before the recapitalization) and a fraction of a share of new Ford common stock with a value of $20, calculated as described in this proxy statement.

3.	Pro Rata Election. You can elect to receive one share of new Ford common stock or new Class B stock (depending on the class of stock owned before the recapitalization) and a combination of cash and new Ford common stock with an aggregate value of $20, calculated as described in this proxy statement.

If the average of the trading prices of Ford common stock during the five trading day period ending on July 28, 2000, which will be used in the calculations referred to above, is greater than $60, then the $20 in cash or value that you are to receive will be increased to $20 multiplied by a fraction, the numerator of which is the average of the Ford trading prices, and the denominator of which is $60.

A NEW STOCK ELECTION WILL INCREASE YOUR PERCENTAGE OWNERSHIP INTEREST IN THE COMPANY, A PRO RATA ELECTION WILL MAINTAIN APPROXIMATELY 99% OF YOUR INTEREST IN THE COMPANY AND A $20 CASH ELECTION WILL FURTHER REDUCE YOUR OWNERSHIP INTEREST IN THE COMPANY. ANY ELECTION OTHER THAN A NEW STOCK ELECTION WILL HAVE THE SAME EFFECT AS IF YOU SOLD SOME OF YOUR SHARES FOR CASH.

Q.	How will Ford determine the fractions of a share of new Ford common stock to be received by stockholders of Ford pursuant to the elections described above?

A.	The fractions are generally determined pursuant to a formula based upon the excess of the average of the trading prices for Ford common stock during the five trading day period ending on July 28, 2000 over $20. For example, an election for $20 in new Ford common stock and an average of the trading prices of $60 would result in an additional 20 ÷ (60-20), or 1/2 share being received. Thus, in this example, Ford stockholders who make a new stock election would receive 1 1/2 shares of new Ford common stock (for each share of Ford common stock currently held) and 1 share of new Ford Class B stock plus 1/2 share of new Ford common stock (for each share of Ford Class B stock currently held).

The calculations become more complicated, however, if the average of the trading prices during the five trading day period is greater than $60.

Q:	How can I generally maintain my current ownership interest in the Company following the recapitalization?

A:	One way is to make a pro rata election. If you make a pro rata election, you will receive a number of shares of new common stock (or if you are currently a Class B stockholder, new common stock and Class B stock) and cash based upon a formula which is intended to result in you maintaining an ownership interest in the Company which is approximately 99% of your current ownership interest.

If you make a new stock election, your percentage ownership will increase (unless all stockholders make such an election).

Q.	In the pro rata election, how much of the $20 will I receive in cash and how much in stock?

A.	The amount of cash and stock to be received will be determined based on a formula and will depend on several factors which will not be known until shortly after closing. For example, as noted in the previous answer, since the formula is generally intended to enable you to maintain an ownership percentage which is approximately 99% of your current ownership percentage, the actual allocation of the $20 between cash and stock will be affected by the relative number of shares as to which $20 cash and new stock elections are made, respectively.

Q:	What will Ford’s dividend policy be following the recapitalization?

A:	We currently intend to adjust our per share dividend so that a stockholder who elects all stock in the recapitalization (and, accordingly, will own a greater number of shares of new common or Class B stock than he or she owns today) will, in the aggregate for the total number of shares received in the recapitalization for each share surrendered, receive approximately the same $.50 per share quarterly dividend that is currently paid. Stockholders who make either of the two cash elections will receive a reduced quarterly dividend following the recapitalization.

Q:	What should my U.S. federal income tax treatment be in the recapitalization?

A:	Subject to the assumptions and qualifications set forth under the heading “Certain U.S. Federal Income Tax Consequences of the Recapitalization,” in general:

•	a stockholder who makes a $20 cash election or a pro rata election with respect to each share of his or her Ford common and Class B stock, and who has a relative stock interest in Ford of less than 1%, exercises no control over corporate affairs and does not constructively own any shares, or own any options to acquire shares, should recognize capital gain (but not loss) pursuant to the recapitalization to the extent of the lesser of any cash received or the gain realized by such stockholder;

•	a stockholder who makes a new stock election with respect to each share of his or her Ford common and Class B stock should not recognize any gain or loss; and

•	cash received by a stockholder pursuant to the recapitalization in certain other circumstances may be taxable as ordinary dividend income.

EACH STOCKHOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE RECAPITALIZATION, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN HIS OR HER PARTICULAR FACTS AND CIRCUMSTANCES.

Q:	What happens if stockholders elect to receive less than $10 billion in cash?

A:	If less than $10 billion in cash is elected, it is not expected that there will be any proration and all holders will be entitled to receive what they elected to receive.

Q:	What happens if stockholders elect to receive more than $10 billion in cash?

A:	If stockholders making pro rata elections and $20 cash elections (including those failing to make elections) in the aggregate elect to receive more than $10 billion in cash, stockholders making $20 cash elections (including, those failing to make elections) will be subject to proration, and a portion of the consideration they requested in cash will instead be received in the form of new Ford common stock. However, such holders will be guaranteed to receive at least as much cash as stockholders making pro rata elections. Holders who elected to receive a pro rata portion of cash will not be subject to proration.

Q.	If I make a $20 cash election, will I be guaranteed to receive the full amount of the cash consideration I elected to receive?

A.	No. If Ford stockholders in the aggregate wish to receive more than $10 billion of cash in the recapitalization, the right to receive cash for holders who elected to receive $20 in cash for any share of common stock or Class B stock will be subject to proration as described above.

Q.	If I make a new stock election, will I be guaranteed to receive only stock in the recapitalization?

A.	Yes.

Q.	What happens if I do not return the election and transmittal form?

A.	If you fail to return the election and transmittal form and other documents on time, you will be deemed to have made an election to receive $20 in cash and one share of new common stock or new Class B stock (depending on the class of stock owned before the recapitalization) for each of your Ford shares; however, failure to send in the election and transmittal form and related documents could delay your actual receipt of the recapitalization consideration. Promptly following the closing of the recapitalization EquiServe, the exchange agent, will mail a letter of transmittal to any stockholder of record as of the effective time of the recapitalization who has not returned an election and transmittal form. A stockholder who has not completed and returned the election and transmittal forms should complete and return the letter of transmittal received after the closing, together with his or her stock certificates, in order to receive the recapitalization consideration.

Q.	What if my broker holds my stock certificates for me in “street name” and cannot mail them in?

A.	In the event that your Ford shares are held in “street name,” your broker will provide you with instructions as to making an election.

Q.	Where can I get additional election and transmittal forms or other information?

A.	We have retained Georgeson Shareholder Communications Inc. as information agent to assist you in connection with the recapitalization. Persons in the United States and Canada may call Georgeson at (800) 243-7812 (toll free), persons outside the United States and Canada may call 00-44-207-335-7281 and banks, brokers and other financial institutions may call (212) 440-9800 (collect) to request additional documents and to ask any questions.

We will provide you with information about the number of shares and the amount of cash that you will receive in the recapitalization, as follows:

•	we will issue a press release at the time the average of the trading prices of Ford common stock is determined for election purposes;

•	we will issue a press release at the time when the proration, if any, and the amount of cash paid pursuant to pro rata elections are determined; and

•	shortly after the closing of the recapitalization, we will provide you with a statement indicating the number of shares and the amount of cash that you will receive.

Q.	Can I revoke or change my election set forth on the election and transmittal form?

A.	Yes. You can revoke your original election by submitting a written notice of revocation to the exchange agent before the start of the special meeting, which is scheduled for 8:30 a.m., eastern daylight savings time, on August 2, 2000. Additionally, you may change your original election and make a new election by submitting a notice of revocation and by indicating on the written notice of revocation the new election choice that you wish to make. If you wish to submit a new election you should refer to the instructions and other materials that accompany the election and transmittal form.

Q.	Can I make partial elections?

A.	Yes. The election and transmittal form provides for an election to be made with respect to all or any portion of your Ford shares. You may make an election to receive any combination of the available options. Just complete and mail in the election and transmittal form together with your stock certificates so that you have made elections for all of your Ford shares. The $20 cash election is subject to proration.

Please note that if you make a new stock election for some of the shares that you own and a different election for other shares that you own, you may cause any gain you recognize with respect to the cash you receive in the recapitalization to be taxed as ordinary dividend income rather than as capital gain.

Q.	What stockholder vote is required to approve the recapitalization?

A.	The recapitalization proposal must be approved by the holders entitled to cast a majority of the votes represented by the outstanding common stock and Class B stock voting together as a single class, as well as by the holders of a majority of the outstanding Class B stock voting separately. Class B stockholders, who in the aggregate have 40% of the voting power of the common stock and Class B stock taken together, have indicated that it is their intention to vote their shares in favor of the recapitalization proposal. The board of directors recommends that you vote FOR the recapitalization proposal.

Q.	How can I vote my shares?

A.	A stockholder of record can give a proxy to be voted at the special meeting either:

•	over the telephone by calling a toll-free number;

•	electronically, using the Internet; or

•	by mailing the enclosed proxy card. We have provided a prepaid, self-addressed envelope for this purpose.

•	Stockholders who hold their shares in “street name” must vote their shares in the manner prescribed by their brokers.

The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a stockholder of record and you would like to vote by telephone or by using the Internet, please refer to the specific instructions set forth on the enclosed proxy card. If you wish to vote using a paper format and you return your signed proxy to us before the annual meeting, we will vote your shares as you direct. You may also vote your shares by attending the special meeting and voting by ballot.

Q.	If my broker holds my shares in “street name,” will my broker vote my shares for me?

A.	Your shares will not be voted unless you follow the directions that your broker provides to you regarding how to vote your shares.

Q.	Can I change my vote after I have mailed my signed proxy card or given a proxy by telephone or over the Internet?

A.	Yes. You can change your vote at any time before your proxy is voted at the special meeting. You can do this in one of three ways:

•	by submitting written notice to Ford’s Secretary before the meeting that you have revoked your proxy;

•	by submitting another proxy by telephone, via the Internet or by mail that is later dated and, if by mail, that is properly signed and mailed to:

Ford Motor Company
c/o EquiServe
P.O. Box 8553
Edison, New Jersey 08818-9420

or

•	by voting in person at the special meeting.

Q.	What happens to my current Ford stock certificates if the recapitalization is terminated or delayed?

A.	If the recapitalization is terminated, the exchange agent will promptly return your Ford stock certificates. In the unlikely event that the recapitalization does not close shortly after the date it is approved at the special meeting, we expect to retain stock certificates, but we reserve the right, in order to facilitate continued orderly trading during the interim period between the special meeting and the closing of the recapitalization, to return to Ford stockholders that have made $20 cash elections the certificates representing shares of common stock or Class B stock.

Q.	Will I be sent new Ford stock certificates in the recapitalization?

A.	Not if you are a common stockholder. If the recapitalization is approved, the new Ford common stock to be received in the recapitalization will be represented only in book entry form and stock certificates will not be delivered to stockholders.

A number of companies have adopted such a “certificateless” book entry system, whereby stockholders’ ownership and transfers are recorded on the books of the Company without the need for stockholders to physically hold or, if they wish to transfer or sell their stock, to deliver stock certificates.

However, following the recapitalization, common stockholders will, if they so desire, be able to obtain physical certificates for their stock by following the instructions contained in the confirmation of book entry sent to them by the exchange agent.

If the recapitalization is approved, holders of Class B stock (including any such holders who had not made an election) will be required to surrender their old Class B stock certificates in order to receive new certificates representing shares of new Class B stock.

Q.	When do you expect to complete the recapitalization?

A.	We are working toward completing the recapitalization as quickly as possible. We hope to complete the recapitalization on or shortly after August 2, 2000, the date of the special meeting. However, we cannot assure you as to when or if the recapitalization will occur.

Q.	How are the terms of the shares of new Ford common stock and new Ford Class B stock different from the current Ford common stock and Class B stock?

A.	The differences are with respect to par value and rights upon liquidation. The new shares have a par value of $.01, rather than the par value today of $1.00. Upon liquidation, subject to the rights of any other class or series of stock having a preference on liquidation, each share of new common stock will be entitled to the first $.50 available for distribution to common and Class B stockholders, each share of new Class B stock will be entitled to the next $1.00 so available, each share of new common stock is entitled to the next $.50 available, and each share of new common stock and new Class B stock will be entitled to an equal amount thereafter. The current common stock and Class B stock share equally upon liquidation, regardless of the amount available for distribution to them, on a per share basis. We are also doubling the number of authorized shares of each such new class relative to the currently authorized amounts.

Q.	Where can I find more information about Ford?

A.	We file reports and other information with the SEC. You may read and copy this information at the SEC’s public reference facilities. Please call the SEC at 1-800-SEC-0330 for information about these facilities. This information is also available on the SEC’s World Wide Web site at http://www.sec.gov and at the offices of the New York Stock Exchange. You can also request copies of these documents from us.

Q.	Who can answer my questions?

A.	You may contact our information agent at:

Georgeson Shareholder Communications Inc.
17 State Street
New York, NY 10004
(800) 243-7812 (U.S. and Canada)
00-44-207-335-7281 (outside of the U.S. and Canada)
(212) 440-9800 (collect) (banks, brokers and other financial institutions)
8:00 a.m. to 8:00 p.m. Monday through Friday (eastern daylight savings time)
12:00 p.m. to 6:00 p.m. Saturday (eastern daylight savings time)

SUMMARY

      This summary highlights selected information from this document. It does not contain all of the information that is important to you and is qualified by the more detailed information contained throughout the rest of this document. We urge you to read carefully the entire document and the other documents referred to in this document to fully understand the recapitalization.

The Recapitalization (page 24)

      As a result of the recapitalization, each current stockholder of Ford will have the right to make one of the following three elections to receive, in exchange for each share of common stock or Class B stock owned by such stockholder: (1) one share of a new class of common stock or Class B stock (depending on the class of stock owned before the recapitalization) and $20 in cash; (2) one share of a new class of common stock or Class B stock (depending on the class of stock owned before the recapitalization) and a fraction of a share of a new class of common stock with a value of $20, calculated as provided in this proxy statement; or (3) one share of a new class of common stock or Class B stock (depending on the class of stock owned before the recapitalization) and a combination of cash and new common stock with an aggregate value of $20, calculated pursuant to a formula intended to result in the percentage stock ownership of a stockholder electing this alternative being approximately 99% of his or her ownership percentage before the recapitalization. The $20 amount in cash or value that you are to receive will be increased if the average of the trading prices of Ford common stock during a five trading day period ending on July 28, 2000 is greater than $60.

      Holders failing to make elections will be treated as if they made the first of the three elections above. Elections to receive $20 in cash (including, to the extent applicable, non-elections) will be subject to proration, as only $10 billion (less any applicable reserve established for payments to stockholders, if any, seeking to exercise appraisal rights) in cash is generally available for distribution to stockholders. See “The Recapitalization.”

      Class B stockholders have indicated that it is their intention to make new stock elections with respect to their shares of common stock and Class B stock. In addition, we expect our executive officers will generally make new stock elections with respect to their shares of common stock.

The Company (page 22)

Ford Motor Company One American Road Dearborn, Michigan 48126 (313) 322-3000 www.ford.com

      We incorporated in Delaware in 1919 and acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are the world’s largest producer of trucks and the second-largest producer of cars and trucks combined.

      Our business is divided into two business sectors, and, after giving effect to our spin-off of our wholly-owned subsidiary, Visteon Corporation, we manage these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance
	The Hertz Corporation	rental of cars, trucks and industrial and construction equipment, and other activities

Certain U.S. Federal Income Tax Consequences of the Recapitalization (page 38)

      In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which is based upon representations of the Company, the recapitalization should constitute a “recapitalization” of the Company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. In general, for U.S. federal income tax purposes, (i) a stockholder who exchanges each share of such stockholder’s stock for a combination of cash and new stock should recognize capital gain (but not loss) to the extent of the lesser of the cash received or the gain realized by such stockholder in the exchange, provided that such stockholder exercises no control over corporate affairs, has a minimal interest in the Company (an interest of less than 1% should satisfy this requirement), does not constructively own any shares and does not own any options to acquire any shares and (ii) a stockholder who exchanges all of such stockholder’s stock solely for new stock should not recognize gain or loss. However, the U.S. federal income tax consequences for a particular stockholder will depend upon such stockholder’s particular facts and circumstances and, in certain cases, cash received pursuant to the recapitalization may be taxable as ordinary dividend income. For individual taxpayers, long-term capital gains are generally subject to tax at a maximum U.S. federal income tax rate of 20%, while ordinary dividend income may be subject to tax at a maximum U.S. federal income tax rate of 39.6%. In addition, the deductibility of capital losses is subject to limitations for both individuals and corporations. Because the tax consequences of the elections will depend upon each stockholder’s individual facts and circumstances, stockholders should consult their tax advisors for a full understanding of the tax consequences to them of the recapitalization and the elections available to them.

Appraisal Rights for Dissenting Stockholders (page 36)

      Although holders of Class B stock, which is not listed on any stock exchange, are entitled to appraisal rights in connection with the recapitalization, the Company does not believe that holders of common stock are entitled to appraisal rights by virtue of the recapitalization because the common stock is listed on the New York Stock Exchange and any holder of common stock can elect to receive all new common stock in the recapitalization. If, however, appraisal rights are available, stockholders who do not vote for the recapitalization proposal and who dissent by complying with the procedures required by the Delaware General Corporation Law will have the right to receive, instead of the consideration paid in the recapitalization, payment for the fair value of their shares as of the effective date of the recapitalization, as determined by the Delaware Court of Chancery. The Company reserves the right to request a court ruling that stockholders are not entitled to appraisal rights by reason of the recapitalization in the event that appraisal rights are requested. See “The Recapitalization — Appraisal Rights.”

Per Share Market Price Information (page 50)

      Shares of Ford common stock are listed on the New York Stock Exchange under the symbol “F,” as well as on a number of foreign exchanges. The closing price of Ford common stock on

April 13, 2000, the last full trading day before the public announcement of the recapitalization, as reported on the New York Stock Exchange Composite Transactions Tape, was $54  7/16 per share. On June 26, 2000, Ford common stock closed at $42 7/8 per share.

      As of June 27, 2000, there were 1,134,000,007 shares of Ford common stock and 70,852,076 shares of Ford Class B stock outstanding and employee stock options to purchase 87,855,753 shares of Ford common stock outstanding.

Votes Required; Record Date for Voting (page 19)

      You can vote at the special meeting if you owned shares of Ford common stock or Class B stock at the close of business on June 27, 2000, the record date. Holders of common stock have 60% of the general voting power, and holders of Class B stock have the remaining 40% of the general voting power. Each stockholder has one vote for each share of common stock and, based on shares outstanding on June 27, 2000, 10.670 votes for each share of Class B stock.

      Approval of the recapitalization proposal requires:

•	the affirmative vote of the holders entitled to cast a majority of the votes represented by the outstanding shares of Ford common stock and Class B stock voting together as a single class; and

•	the affirmative vote of the holders of a majority of the outstanding shares of Class B stock.

      If you do not vote your shares, the effect will be a vote against the recapitalization.

      Class B stockholders have indicated that it is their intention to vote their shares of Class B stock in favor of the recapitalization.

Recommendation of Ford Board of Directors

      The board of directors of Ford approved the recapitalization agreement and plan of merger at a meeting held on June 27, 2000. In connection with this approval, the Board received a written opinion of J.P. Morgan Securities Inc. (attached as Appendix C hereto). The board of directors recommends that you vote FOR the recapitalization proposal.

Interests of Certain Persons in the Recapitalization (page 32)

      Class B stockholders have indicated that they intend to elect to receive only stock in the recapitalization. We also expect that our executive officers will generally make new stock elections with respect to their shares of common stock. In addition, a number of such persons own employee stock options. As a result, Class B stockholders’ and executive officers’ proportionate ownership interest in the Company may increase in the recapitalization, depending on the number of elections by other stockholders to receive a portion of the exchange consideration in cash. However, it should be noted that all stockholders will have the right to make new stock elections. The aggregate voting power of the Class B stockholders will increase by reason of the receipt of new common stock. Additionally, the recapitalization will have the effect of providing liquidity to Class B stockholders without reducing the number, or the aggregate voting power, of their Class B shares.

Employee Stock Options (page 35)

      Outstanding employee options to buy shares of Ford common stock generally will be adjusted, resulting in options to purchase an increased number of shares of new common stock generally determined by multiplying the number of shares subject to an option by the sum of one and a fraction, the numerator of which is $20, and the denominator of which is (the lesser of $60 and the average price of Ford common stock) minus $20, at an exercise price generally determined by dividing the exercise price of an option by the sum referred to above.

Completion of the Recapitalization (page 55)

      Before we can complete the recapitalization, we must satisfy a number of conditions. These conditions include, but are not limited to, the following:

•	the approval of the recapitalization agreement and the merger by Ford stockholders;

•	the absence of any legal prohibitions against the recapitalization; and

•	new stock elections shall have been validly made (and not revoked or lost) with respect to a number of shares of common stock and Class B stock such that stockholders electing to receive cash, whether pursuant to a pro rata election or a $20 cash election, with respect to each of their shares will undergo a reduction of interest in Ford of at least one percent as compared to their interest in Ford immediately before the recapitalization.

      We will complete the recapitalization shortly after all of the conditions to the recapitalization have been satisfied or waived. We expect to complete the recapitalization on or shortly after August 2, 2000 the date of the special meeting to approve the recapitalization.

Termination and Amendment of the Recapitalization Agreement (page 55)

      The board of directors of Ford may terminate the recapitalization at any time before the closing of the recapitalization if it determines that it is appropriate to do so, including by reason of the number of dissenting shares. To the fullest extent permitted by law, the board of directors of Ford and its wholly-owned subsidiary, Ford Value Corporation, by mutual consent, may amend the recapitalization agreement and plan of merger at any time before the closing of the recapitalization.

Listing of Ford Common Stock (page 36)

      The shares of new Ford common stock to be issued in the recapitalization will be listed on the New York Stock Exchange under the ticker symbol “F.”

Comparison of Rights of Ford Stockholders Before and After the Recapitalization (page 59)

      After the recapitalization, Ford stockholders who receive any new common stock or new Class B stock for their current Ford shares will continue to have substantially the same rights as they had as Ford stockholders before the recapitalization, except as to certain preferences with respect to the first $2.00 per share to be paid to common and Class B stockholders upon liquidation.

Summary Historical and Pro Forma Financial Data of Ford

      Selected Historical Financial Data.  The following tables set forth selected financial data and other data concerning Ford for each respective period. The consolidated statement of income data set forth below for each of the three years in the period ended December 31, 1999, and the consolidated balance sheet data set forth below as of December 31, 1999 and 1998, are derived from audited consolidated financial statements incorporated by reference in this document. The consolidated statement of income data set forth below for each of the two years in the period ended December 31, 1996, and the consolidated balance sheet data set forth below as of December 31, 1997, 1996 and 1995, are derived from audited consolidated financial statements not included in this document. The results of operations for each of the five years in the period ended December 31, 1999 have not been restated to reflect Visteon as a discontinued operation. The data for the three-month periods ended and as of March 31, 2000 and 1999, are derived from interim consolidated financial statements not included in this document, which in our opinion include all adjustments necessary for a fair presentation of the results for those periods. The results of operations for the three-month periods ended March 31, 2000 and 1999 and the balance sheet data as of March 31, 2000 have been adjusted to present Visteon as a discontinued operation. Results for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for the full year. The information is only a summary and you should read it together with the consolidated financial statements of Ford, the pro forma financial statements of Ford and the other information about Ford included elsewhere in, or incorporated by reference in, this document.

      The following tables set forth selected financial data and other data concerning Ford:

	Three Months
	Ended March 31,		Year Ended December 31,

	2000	1999	1999	1998	1997	1996	1995

	(in millions, except per share amounts)

STATEMENT OF INCOME DATA
Automotive Sector

Sales	$36,175	$31,597	$136,973	$119,083	$122,935	$118,023	$110,496

Operating income	2,332	2,083	8,379	6,685	6,946	2,516	3,281

Income before income taxes	2,340	2,143	8,447	6,958	7,082	2,571	3,166

Income from continuing operations	1,552	1,446	5,721	4,752	4,714	1,655	2,056

Financial Services Sector

Revenues	$6,719	$5,952	$25,585	$25,333	$30,692	$28,968	$26,641

Income before income taxes	643	547	2,579	18,438	3,857	4,222	3,539

Net income (a)(b)(c)	380	328	1,516	17,319	2,206	2,791	2,083

Total Company

Income before income taxes	$2,983	$2,690	$11,026	$25,396	$10,939	$6,793	$6,705

Provision for income taxes	1,022	893	3,670	3,176	3,741	2,166	2,379

Minority interests in net income of subsidiaries	29	23	119	149	278	181	187

Income from continuing operations	$1,932	$1,774	$7,237	$22,071	$6,920	$4,446	$4,139

Average number of shares of Common and Class B stock outstanding	1,206	1,211	1,210	1,211	1,195	1,179	1,071

Amounts Per Share of Common and Class B Stock (d)

Basic income from continuing operations	$1.61	$1.47	$5.99	$18.17	$5.75	$3.73	$3.58

Diluted income from continuing operations	$1.58	$1.43	$5.86	$17.76	$5.62	$3.64	$3.33

Cash dividends	$.50	$.46	$1.88	$1.72	$1.645	$1.47	$1.23

	March 31,	December 31,

	2000	1999	1998	1997	1996	1995

	(in millions)

BALANCE SHEET DATA
Assets

Automotive sector	$99,109	$105,181	$88,744	$85,079	$79,658	$72,772

Financial Services sector	175,915	171,048	148,801	194,018	183,209	170,511

Total assets	$275,024	$276,229	$237,545	$279,097	$262,867	$243,283

Long-term Debt

Automotive sector	$9,646	$10,542	$8,713	$7,047	$6,495	$5,475

Financial Services sector	75,927	67,517	55,468	73,198	70,641	68,259

Stockholders’ equity	28,419	27,537	23,409	30,734	26,762	24,547

(a)	1998 includes a non-cash gain of $15,955 million that resulted from Ford’s spin-off of Associates First Capital Corporation.

(b)	1997 includes a gain of $269 million on the sale of The Hertz Corporation common stock.

(c)	1996 includes a gain of $650 million on the sale of Associates First Capital Corporation common stock.

(d)	Share data have been adjusted to reflect stock dividends and stock splits.

      Selected Pro Forma Financial Data. The following table presents summary selected unaudited pro forma statements of income and other financial data of Ford. The information is presented as if the spin-off of Visteon and the recapitalization had occurred as of January 1, 1999 for the income statement data and as of March 31, 2000 for the balance sheet data. The unaudited pro forma data were derived from the application of pro forma adjustments and to give effect to the estimated effects of:

•	the spin-off of Ford’s wholly owned subsidiary, Visteon Corporation, which occurred on June 28, 2000, including the transfer to Visteon of the assets and liabilities comprising Ford’s automotive components and systems business; and

•	the recapitalization, on the basis of various assumptions, including the payment of $10 billion in cash, and $50.5785 per share as the average of the trading prices of Ford common stock during a five trading day measurement period.

      The information is only a summary and you should read it together with the consolidated financial statements of Ford, the pro forma financial statements of Ford and the other information about Ford included elsewhere in, or incorporated by reference in, this document.

	Year Ended December 31, 1999

			Pro Forma
	Pro Forma		Reflecting
	Reflecting	Adjustments to	Visteon
	Visteon	Reflect	Spin-Off and
PRO FORMA STATEMENT OF INCOME DATA	Spin-Off(a)	Recapitalization(b)	Recapitalization

	(in millions, except per share amounts)

Automotive Sector

Sales	$135,073		$135,073

Operating income	7,770		7,770

Income before income taxes	7,831	$(465)	7,366

Financial Services Sector

Revenues	$25,585		$25,585

Income before income taxes	2,579		2,579

Total Company

Income before income taxes	10,410	(465)	9,945

Net income from continuing operations	$6,872	$(309)	$6,563

Average number of shares of Common and Class B stock outstanding	1,210	463	1,673

Amounts Per Share of Common and Class B Stock(c)

Basic income from continuing operations	$5.69		$3.93

Diluted income from continuing operations	$5.56		$3.84

Cash dividends	$1.88		$1.14

(a)	Adjusted to reflect Visteon as a discontinued operation and other pro forma adjustments assuming Visteon was spun-off effective January 1, 1999.
(b)	Reflects a reduction of investment income as a result of lower average cash and marketable securities balances during the period.
(c)	Pro forma per share amounts for the year ended December 31, 1999 reflecting both the Visteon spin-off and the recapitalization assume (a) that Ford’s share price as calculated for purposes of the recapitalization is $50.5785 (volume weighted average per share price for the five days ended May 26, 2000) and (b) that elections are made resulting in shareholders receiving $10 billion. Assuming a 10% increase in Ford’s share price to $55.636, pro forma shares outstanding would be 1,607 million and pro forma basic and diluted income per share from continuing operations would be $4.09 and $4.00, respectively. Assuming a 10% decrease in Ford’s share price to $45.521, pro forma shares outstanding would be 1,764 million and pro forma basic and diluted income per share from continuing operations would be $3.72 and $3.64, respectively. Assuming shareholders elect to receive only $5 billion in cash (and a Ford share price of $50.5785), pro forma income from continuing operations would be $6,718 million, pro forma shares outstanding would be 1,831 million shares, and pro forma basic and diluted income per share from continuing operations would be $3.66 and $3.58, respectively.

	Three Months Ended March 31, 2000

			Pro Forma
	Pro Forma		Reflecting
	Reflecting	Adjustments to	Visteon
	Visteon	Reflect	Spin-Off and
	Spin-Off(a)	Recapitalization(b)	Recapitalization

	(in millions, except per share amounts)

Automotive Sector

Sales	$36,175		$36,175

Operating income	2,333		2,333

Income before income taxes	2,341	$(140)	2,201

Financial Services Sector

Revenues	$6,719		$6,719

Income before income taxes	643		643

Total Company

Income before income taxes	2,984	(140)	2,844

Net income from continuing operations	$1,933	$(92)	$1,841

Average number of shares of Common and Class B stock outstanding	1,206	459	1,665

Amounts Per Share of Common and Class B Stock(c)
Income

Basic income from continuing operations	$1.61		$1.11

Diluted income from continuing operations	$1.58		$1.09

Cash dividends	$0.50		$.30

(a)	Adjusted to reflect Visteon as a discontinued operation and other pro forma adjustments assuming Visteon was spun-off effective January 1, 1999.

(b)	Reflects a reduction of investment income as a result of lower average cash and marketable securities balances during the period.

(c)	Pro forma per share amounts for the three months ended March 31, 2000 reflecting both the Visteon spin-off and the recapitalization assume (a) that Ford’s share price as calculated for purposes of the recapitalization is $50.5785 (volume weighted average per share price for the five days ended May 26, 2000) and (b) that elections are made resulting in shareholders receiving $10 billion. Assuming a 10% increase in Ford’s share price to $55.636, pro forma shares outstanding would be 1,595 million and pro forma basic and diluted income per share from continuing operations would be $1.15 and $1.13, respectively. Assuming a 10% decrease in Ford’s share price to $45.521, pro forma shares outstanding would be 1,751 million and pro forma basic and diluted income per share from continuing operations would be $1.05 and $1.03, respectively. Assuming shareholders elect to receive only $5 billion in cash (and a Ford share price of $50.5785), pro forma income from continuing operations would be $1,887 million, pro forma shares outstanding would be 1,820 million shares, and pro forma basic and diluted income per share from continuing operations would be $1.03 and $1.02, respectively.

Pro Forma Balance Sheet Data

	March 31, 2000

			Pro Forma
	Pro Forma		Reflecting
	Reflecting	Adjustments to	Visteon
	Visteon	Reflect	Spin-Off and
	Spin-Off(a)	Recapitalization	Recapitalization

	(in millions)

Assets

Automotive sector	$97,654	$(10,000)	$87,654

Financial Services sector	175,915	—	175,915

Total assets	$273,569	$(10,000)	$263,569

Long-term Debt

Automotive sector	$9,646	—	$9,646

Financial Services sector	75,927	—	75,927

Total long-term debt	$85,573	—	$85,573

Stockholders’ equity	$25,400	$(10,000)	$15,400

(a)	Includes adjustments made to reflect Ford as if Visteon had been spun-off effective March 31, 2000.

RISK FACTORS

      You should consider the following matters in deciding whether to vote in favor of the recapitalization. You should also consider the other information included and incorporated by reference in this document.

The trading price of the new Ford common stock that you will receive in the recapitalization, and the price of the Ford common stock immediately before the closing, may each be different than the price used in the election calculations and the price when you made your elections.

      The valuation period will occur during the five trading day period ending July 28, 2000, three trading days before the termination of the election period and the special meeting. The volume-weighted average of the volume-weighted average trading prices of Ford common stock during such five day period will, unless it exceeds $60 per share, be used to determine the number of shares of new common stock consideration to be received by you in the recapitalization if you made a new stock election or pro rata election. As a result, the trading price of such new common stock to be received by you may, at the time of closing and at the time new shares are credited to your account, be greater or less than the value, determined on the basis of the price used in the election calculations and the price when you made your election. Similarly, if you made a pro rata or $20 cash election, the amount of cash you will receive may be greater or less than the amount you would have received had it been based upon the closing sale price of Ford common stock immediately before the recapitalization, and greater or less than the value of the other election alternatives, valued at the time the cash is actually distributed to you.

You may not receive as much cash as you have elected.

      Stockholders electing to receive $20 in cash in the recapitalization may not receive as much cash as they elected to receive, as such elections are limited by the fact that only $10 billion in cash is available for distribution. In the event that more than $10 billion (less any applicable reserve established for payments to stockholders, if any, seeking to exercise appraisal rights) in cash is elected to be received by stockholders in the recapitalization (including cash that is deemed to be elected by stockholders who fail to make an election), stockholders who made elections to receive $20 in cash shall be subject to proration and will receive stock in lieu of some of the cash which they elected to receive.

After the recapitalization, Ford will have less cash available to it.

      After the recapitalization, Ford will have less cash, cash equivalents and marketable securities, and, on a pro forma basis, assuming $10 billion in cash is paid in the recapitalization, as of March 31, 2000, its stockholders’ equity will be reduced by $10 billion and the percentage of total capitalization (defined to be the sum of stockholders’ equity plus automotive debt) represented by automotive debt will increase from 30%, after giving effect to the spin-off of Visteon but not the recapitalization, to 41%, after giving effect to both the Visteon spin-off and the recapitalization. The industry in which we operate is a cash-intensive business and it is therefore necessary for Ford to maintain adequate cash on hand, including for use in the event of an industry downturn. While we believe that the amount of cash, cash equivalents and marketable securities that will remain available will be sufficient, we cannot provide complete assurance that this will be the case in all circumstances, including in the event of such a downturn.

The recapitalization will provide liquidity to Class B stockholders without reducing their aggregate level of ownership of the Class B stock or the aggregate voting power of the Class B stock.

      The recapitalization will provide liquidity to Class B stockholders either currently through the receipt of cash or, in the future, through subsequent sales of new common stock received in the recapitalization, without affecting their level of ownership of the Class B stock or the 40% aggregate voting power of the Class B stock.

The voting power of holders of Class B stock who make new stock elections will increase.

      Since the aggregate vote of all shares of common stock is fixed at 60% of the total voting power of the common stock and Class B stock taken together, the issuance of new common stock to holders of Class B stock will permit them to cast a portion of such 60% of the vote, in addition to the 40% of the vote they will remain able to cast by reason of their ownership of Class B stock. Moreover, the recapitalization will increase the total number of shares of new common stock outstanding relative to the number of shares of common stock outstanding before the recapitalization. This will have the effect of reducing the voting power of each share of new common stock relative to the existing common stock. As a result, the proportionate increase in voting power of a common stockholder who elects all stock will be less than the proportionate increase in voting power of a Class B stockholder who elects all stock.

Even if the amount of the $20 payment is increased, the total consideration to be received in the recapitalization by a stockholder will remain unchanged.

      If the average of the trading prices of Ford common stock during the five trading day period exceeds $60, then the $20 payments (in cash or stock or both) will be increased. This, however, will result in a corresponding decrease in the per share value of the new Ford common stock and new Class B stock resulting from the increased number of shares issued or, subject to the $10 billion limit, cash paid in the recapitalization. Accordingly, if the average trading price exceeds $60, the aggregate value received by a stockholder will not change, even though, subject to proration, the amount to be received in cash will be increased.

THE SPECIAL MEETING

      The matters to be considered at the special meeting are of great importance to Ford stockholders. Accordingly, stockholders are urged to read carefully and consider the information presented in this proxy statement and its attachments. Stockholders are also urged to give a proxy to be voted at the special meeting either (i) over the telephone by calling a toll-free number, (ii) electronically, using the Internet, or (iii) by mailing in the enclosed proxy card.

Date, Place and Time

      The special meeting is scheduled to be held at The Playhouse Theatre, DuPont Building, 10th and Market Streets, Wilmington, Delaware, on August 2, 2000 at 8:30 a.m., eastern daylight savings time.

Purpose of the Special Meeting

      The purpose of the special meeting is to consider and take action upon the recapitalization agreement and plan of merger, dated June 27, 2000, between Ford Motor Company and Ford Value Corporation, a wholly owned subsidiary of Ford Motor Company, and such other matters as may be appropriate for consideration at the special meeting.

Record Date; Stock Entitled to Vote; Quorum

      Owners of record of shares of Ford common stock and Ford Class B stock on the close of business on June 27, 2000, the record date for the special meeting, are entitled to receive notice of and vote at the special meeting. In addition, notice of the special meeting will be sent to holders of depositary shares representing Ford Series B preferred stock, although they will not be entitled to vote at the special meeting with respect to their depositary shares representing Series B preferred stock. On the record date, 1,134,000,007 shares of Ford common stock and 70,852,076 shares of Ford Class B stock were issued and outstanding and entitled to vote at the special meeting. Each stockholder has one vote for each share of common stock and 10.670 votes for each share of Class B stock held by such stockholder.

      A quorum of stockholders is necessary for a valid meeting. The required quorum for the transaction of business at the special meeting is a majority of the total voting power of all the outstanding shares of stock entitled to vote on the record date. Abstentions and broker non-votes each will be included in determining the number of shares present at the special meeting for the purpose of determining the presence of a quorum. Because Ford is seeking the affirmative vote of the holders entitled to cast a majority of the votes represented by the outstanding shares of Ford common stock and Class B stock voting together as a single class and holders of a majority of the outstanding shares of Ford Class B stock voting as a separate class to adopt the recapitalization proposal, abstentions and broker non-votes will have the same effect as votes against such matters.

      A broker non-vote occurs when a broker is not permitted to vote on a matter without instructions from the beneficial owner of the shares and no instruction is given. Under New York Stock Exchange rules, if your broker holds your shares in its name, your broker may not vote your shares on the recapitalization proposal absent instructions from you. Therefore, without your voting instructions, a broker non-vote will occur.

Vote Required

      Holders of common stock have 60% of the general voting power; holders of Class B Stock have the remaining 40% of the general voting power. The affirmative vote of holders entitled to cast a majority of the votes represented by the outstanding shares of common stock and Class B stock voting together as a single class, and the affirmative vote of holders of a majority of the shares of Class B stock voting separately as a class is required to approve and adopt the recapitalization agreement and approve the recapitalization. An abstention or a broker non-vote will have the same effect as a vote against the proposal.

      Class B stockholders have indicated that it is their intention to vote their shares of Class B stock in favor of the recapitalization agreement.

Voting of Proxies

      Stockholders of record can give a proxy to be voted at the meeting either (i) over the telephone by calling a toll-free number, (ii) electronically, using the Internet, or (iii) by mailing in the enclosed proxy card. Stockholders who hold their shares in “street name” must vote their shares in the manner prescribed by their brokers.

      The telephone and Internet voting procedures have been set up for your convenience and have been designed to authenticate your identity, to allow you to give voting instructions, and to confirm that those instructions have been recorded properly. If you are a stockholder of record and you would like to vote by telephone or by using the Internet, please refer to the specific instructions set forth on the enclosed proxy card. If you wish to vote using a paper format and you return your signed proxy to us before the special meeting, we will vote your shares as you direct.

      If you do not specify on your proxy card (or when giving your proxy by telephone or over the Internet) how you want to vote your shares, we will vote them in favor of the recapitalization.

Revocation of Proxies

      You can revoke your proxy at any time before it is exercised at the special meeting in any of three ways:

•	by submitting written notice to Ford’s Secretary before the meeting that you have revoked your proxy;

•	by submitting another proxy by telephone, via the Internet or by mail that is later dated and, if by mail, that is properly signed; or

•	by voting in person at the special meeting.

Expenses of Solicitation

      All costs of soliciting proxies, including reimbursement of fees of certain brokers, fiduciaries and nominees in obtaining voting instructions from beneficial owners, will be paid by Ford. In addition, Ford has retained Georgeson Shareholder Communications Inc. to assist in the distribution and solicitation of proxies and will pay Georgeson a fee estimated not to exceed $250,000, plus $1.05 per minute per telephone call, plus reimbursement of reasonable expenses.

Other Matters to be Acted on at the Meeting

      Adoption of the recapitalization agreement and plan of merger is the only matter to be presented or acted upon at the special meeting. Under our by-laws, no business other than that stated in the meeting notice may be transacted at any meeting of stockholders. If any procedural matter is presented at the meeting on which a vote may be properly taken, the shares represented by proxies will be voted in accordance with the judgment of the person or persons voting those shares.

      The action proposed in this proxy statement is not a matter that can be voted on by brokers holding shares for beneficial owners without the owner’s specific instructions. Accordingly, all beneficial owners of Ford stock are urged to return the enclosed proxy card marked to indicate their votes or to contact their brokers to determine how to vote.

How to Vote Your Proxy and Make an Election

      Stockholders should NOT send any stock certificates with their proxy cards. However, election and transmittal forms must be accompanied by stock certificates or by notices of guaranteed delivery.

You should mail your signed proxy card in the enclosed small, white, prepaid, self-addressed return envelope marked “Proxy”, or you may cast your vote by telephone or through the Internet following the instructions on the proxy card.

The enclosed election and transmittal forms, which must be accompanied by either stock certificates or by notice of guaranteed delivery, should be returned to EquiServe in the enclosed large, prepaid return envelope. Holders of common stock should use the enclosed brown-kraft envelope, while holders of Class B stock should use the enclosed green-striped envelope. The address that you should send your form of election to will depend on the method of delivery that you choose. The available options and relevant addresses for EquiServe are listed on page 1 of this proxy statement/ prospectus.

How to Attend the Special Meeting

      Stockholders of Record. When you provide your proxy, please let us know if you plan to attend the special meeting. If you plan to attend, the bottom half of your proxy card is a ticket that will admit the named stockholder(s) and one guest. If you lose your ticket, we can issue you a ticket at the door. (Please bring proof of ownership, such as a dividend check stub, book entry account statement or account number.)

      “Street Name” Holders.  Tell your broker that you are planning to attend the special meeting and would like a “legal proxy.” Then simply bring that form to the special meeting, and we will give you a ticket at the door that will admit you and one guest. If you cannot get a legal proxy in time, we can still give you a ticket at the door if you bring a copy of your most recent brokerage account statement showing that you own Ford stock.

THE COMPANY

General

      Ford Motor Company was incorporated in Delaware in 1919. We acquired the business of a Michigan company, also known as Ford Motor Company, incorporated in 1903 to produce and sell automobiles designed and engineered by Henry Ford. We are the world’s largest producer of trucks and the second-largest producer of cars and trucks combined. We and our subsidiaries also engage in other businesses, including financing and renting vehicles and equipment.

      Ford’s business is divided into two business sectors, and, after giving effect to the spin-off of our wholly-owned subsidiary, Visteon Corporation, we manage these sectors as three primary operating segments. These business sectors and operating segments are described below.

Business Sectors	Operating Segments	Description

Automotive:	Automotive	design, manufacture, sale and service of cars and trucks

Financial Services:	Ford Motor Credit Company	vehicle-related financing, leasing and insurance

	The Hertz Corporation	renting and leasing of cars and trucks and renting industrial and construction equipment, and other activities

Recent Developments

      Visteon Spin-off. On June 28, 2000, we completed our spin-off of Visteon Corporation, which was our wholly-owned subsidiary that owned and operated our automotive components and systems businesses. In the spin-off, we distributed all of our shares of Visteon Corporation common stock on a pro rata basis to the holders of record on June 12, 2000 of Ford common stock and Class B stock.

      European Restructuring. On May 12, 2000, we announced a major restructuring of our European automotive operations to improve our profitability and growth in the region. The restructuring action is based on a study that concluded that we have the equivalent of one full plant’s capacity more than we need in Europe. In 1999 Ford of Europe had the capacity to build 2.2 million vehicles, but sold only 1.65 million. We do not expect to sell in excess of two million vehicles a year in Europe over the short to medium term. As a result, among other things, the restructuring actions planned include:

•	Cessation of vehicle assembly and major body construction at our Dagenham facility in England by the first quarter of 2002.

•	An employee separation program for about 1,900 employees at the Dagenham facility, partially offset by about 500 incremental jobs associated with the expansion of diesel engine production and engineering elsewhere at the Dagenham facility.

•	A 50-50 joint venture company to be formed with Getrag, a German transmission specialist, to engineer and manufacture manual transmissions at Ford’s facilities at Bordeaux in France, Cologne in Germany and Halewood in Britain, which facilities will be owned by the joint venture.

      Land Rover Acquisition. On May 24, 2000, we announced that we signed a definitive agreement to buy the Land Rover sport utility vehicle business from BMW AG for three billion euros (equivalent to approximately $2.74 billion at May 24, 2000). Two-thirds of the purchase price will be paid at closing, and the remainder will be paid in 2005. The purchase includes the Land Rover plant in Solihull, England, the Land Rover dealer network, a research and development center in Gaydon, England, the British Industry Heritage Centre, and responsibility for approximately 13,000 employees. We will acquire the entire line of Land Rover vehicles, including the Range Rover, Discovery, Defender, and Freelander models. BMW will continue to supply some parts, including engines, to Land Rover. The acquisition does not include the Rover passenger car business or assumption of any debt by Ford. The transaction is expected to close on June 30, 2000.

THE RECAPITALIZATION

General

      Elections and Exchange Consideration. At the effective time of the recapitalization, each outstanding share of Ford common stock and Class B stock will, at the election of the holder, be converted into the right to receive one of the following:

•	$20 Cash Election — Stockholders may elect to receive one share of new Ford common stock or new Class B stock (depending on the class of stock owned before the recapitalization) and $20 in cash.

However, if the average of the trading prices of Ford common stock during the five trading day period ending on July 28, 2000 is greater than $60, then the $20 cash election distribution will be increased in the manner discussed in Appendix B to an amount equal to $20 multiplied by a fraction, the numerator of which is such average of the trading prices of Ford common stock and the denominator of which is $60.

The amount of cash paid may be subject to proration (described below).

•	New Stock Election — Stockholders may elect to receive one share of new Ford common stock or new Class B stock (depending on the class of stock owned before the recapitalization) and a fraction of a share of new common stock. Such fraction will be equal to the quotient obtained by dividing $20 by the excess of (i) the lesser of such average Ford trading price and $60 over (ii) $20. This will result in the new stock elector receiving a fraction of a share of new common stock which will have the same calculated post-closing trading value as the cash to be received by a $20 cash elector, as described above.

Example: Assuming the average price of Ford common stock is $60, a stockholder who makes an all stock election would receive one share of either new common stock or new Class B stock (depending on the class of stock owned before the recapitalization) and $20 worth of new common stock, or 20 ÷ (60 - 20) = 1/2, of a share of new common stock.

•	Pro Rata Election — Stockholders may elect to receive a combination of cash and stock. The amount of stock, which will be equal to one share of new common stock or Class B stock (depending on the class of stock owned before the recapitalization) plus a fraction of a share of new common stock, is designed to allow each stockholder to maintain an ownership interest in the Company which is approximately 99% of such stockholder’s ownership interest immediately before the recapitalization. The balance of the $20 (or, if the average of the trading prices of Ford common stock is greater than $60, $20 multiplied by a fraction, the numerator of which is such average of the trading prices of Ford common stock and the denominator of which is $60) will be received in cash.

The portion of the $20 recapitalization consideration to be received in the form of stock (and, accordingly, the portion to be received in cash) will depend, among other things, on the elections made by other stockholders. Thus, it will not be possible for a person making a pro rata election to know, at the time of making the election, the precise mix of consideration to be received.

Example: Assuming that $10 billion in cash has been elected by $20 cash electors, there are no dissenting shares, the average price of Ford stock is $60, and there are 1.205 billion shares of common stock and Class B stock outstanding, then pro rata electors would receive for each share (1) one share of new common stock or new Class B stock (depending on the class of stock owned before the recapitalization), (2) approximately $8.82 in cash, and (3) approximately .2795 of a share of new common stock.

Example: Assuming the same facts as above except that only $9 billion in cash is elected by $20 cash electors and there are 50 million shares subject to pro rata elections, then pro rata electors would receive for each share (1) one share of new common stock or new Class B stock (depending on the class of stock owned before the recapitalization), (2) approximately $8.34 in cash and (3) approximately .2915 of a share of new common stock.

      The average of the trading prices of Ford common stock for purposes of the election calculations will be determined on the basis of the volume-weighted average of the daily volume-weighted average trading price of Ford common stock (traded regular way, as reported on the New York Stock Exchange Composite Tape) on each day in the five trading day period ending on July 28, 2000.

      Appendix B sets forth the formulas to be used in calculating the amounts payable pursuant to the various elections discussed above, and the foregoing discussion is subject to this Appendix and to the recapitalization agreement and plan of merger attached as Appendix A.

      Non-Electing Stockholders. Stockholders who do not make an election (i.e., stockholders who do not return a properly completed form of election) will be treated as if they made a $20 cash election.

      Proration. The amount of cash to be distributed in the recapitalization is not intended to exceed approximately $10 billion. In the event that an amount of cash in excess of $10 billion is elected by stockholders making $20 cash elections (including stockholders who do not make elections) and pro rata elections, then the cash will be distributed in the manner described below. These proration provisions will reduce the amount of cash that would otherwise be distributed to stockholders making $20 cash elections (including non-electing stockholders). In no event, however, will an amount less than the cash pro rata amount be paid to any such person or to any person making a pro rata election.

First — Shares for which pro rata elections and $20 cash elections (including non-electing shares) are made will each receive the amount of cash payable pursuant to pro rata elections as described under “Election and Exchange Consideration — Pro Rata Election”;

Second — Shares for which $20 cash elections (including non-electing shares, as described above) are made will each receive, to the extent available, equal amounts of cash until such shares shall have each received $20 in cash or, if the average of the trading prices of Ford common stock is greater than $60, $20 multiplied by the average of the trading prices of Ford common stock and divided by $60.

      We have the right to reserve out of the $10 billion otherwise available for distribution, an amount not to exceed the average of the trading prices of Ford common stock, for each share as to which the holder, as of the time when the foregoing calculations are made, has complied with all requirements necessary as of such time to effectively seek to obtain appraisal rights (if available). Such reservation would reduce the amount of cash available pursuant to the second step above, but not the first. In addition, the Company shall have the right to increase or decrease the $10 billion amount by reason of rounding off fractions in the calculation of dollar amounts and numbers of shares. Any additional cash amounts that Ford may pay pursuant to the requirements of ERISA (as described under “Option Plans; Restricted Stock; Other Ford Stock Plans”) will not come out of the $10 billion amount, but will be in addition to it.

      To the extent the amount of cash received by a stockholder who made a $20 cash election or no election is reduced by reason of the proration provisions described above, such stockholder will instead receive an additional fraction of a share of stock, as calculated as set forth in Appendix B.

      All shares and fractions of a share received by holders of common stock will be in the form of shares of new Ford common stock. Holders of Class B stock will receive, for each such share, one share of new Class B stock; any excess shares received will be in the form of new Ford common stock.

      You are urged to refer to the recapitalization agreement and plan of merger for details of the recapitalization and the terms and conditions of the recapitalization agreement and plan of merger. We have attached a copy of the recapitalization agreement and plan of merger to this document as Appendix A. See also “The Recapitalization Agreement” for a discussion of certain provisions not summarized above. The actual formulas to be used in proration calculations are set forth on Appendix B to which the foregoing discussion is subject.

Reasons for the Recapitalization; Structure of the Recapitalization

      Ford believes the recapitalization will provide value, flexibility, liquidity, and alignment for Ford stockholders, and tie Ford management even more closely to the interests of Ford stockholders. Ford believes that its stock is undervalued, limiting, among other things, the Company’s ability to use its stock for acquisitions or to attract, retain or incentivize employees. Ford believes the recapitalization will highlight its cash reserves and cash flow generating capacity, which have not been adequately reflected in its stock price.

      The recapitalization also will reshuffle ownership interests in the Company’s revised capital structure, as Ford stockholders elect to increase or reduce their relative equity investment in the Company. Moreover, in Ford’s judgment, certain objectives in the recapitalization, such as stockholder liquidity, could not be achieved as effectively through a conventional share repurchase. In particular, the recapitalization is responsive to the interests of stockholders who would ordinarily be disinclined to sell any portion of their existing Ford shares. The commitment to Ford of these long-term stockholders, which include current and retired employees, holders of Class B stock, and certain retail and institutional investors, is a source of strategic advantage to the Company. Finally, by allowing for the distribution of additional new common shares to holders of Class B stock, the recapitalization will more closely align the interests of all Ford stockholders.

      Executive officers of Ford generally are expected to elect to receive only stock in the recapitalization. More broadly, Ford’s employee stock option and restricted stock programs will be adjusted to reflect the issuance of new shares in the recapitalization. As a consequence of the executive elections and the adjustments in the employee incentive plans, the recapitalization will tie Ford management’s compensation even more closely to the performance of Ford’s stock price.

      Our board of directors approved the recapitalization in principle on April 13, 2000. Goldman, Sachs & Co. acted as financial advisor to the Company in connection with the recapitalization and assisted it in developing the terms of the recapitalization. The Company has agreed to pay Goldman, Sachs & Co. a fee for its services and to indemnify it against certain liabilities, including those under the federal securities laws. At a meeting held on June 27, 2000, our board of directors, with ten of the thirteen directors present, unanimously approved the detailed terms of the recapitalization and shortly after the June 27, 2000 meeting, the recapitalization agreement and plan of merger was signed. At the June 27, 2000 meeting, our board of directors received an opinion, dated June 27, 2000, from J.P. Morgan Securities Inc., financial advisor to the Company, that, as of that date and subject to the assumptions and limitations set forth in such opinion, the consideration to be received by the holders of common stock in the recapitalization was fair, from a financial point of view, to such holders. See “The Recapitalization — Opinion of J.P. Morgan.”

      The recapitalization has been structured as a merger pursuant to which Ford Value Corporation will merge into Ford, with Ford continuing as the surviving corporation. The recapitalization has been structured as a merger to facilitate the ability of Ford stockholders to elect from different consideration alternatives.

Opinion of J.P. Morgan

      Ford retained J.P. Morgan to deliver a fairness opinion in connection with the recapitalization. No limitations were imposed upon J.P. Morgan by our board of directors with respect to the investigations made or procedures followed by J.P. Morgan in rendering its opinion.

      At the meeting of our board of directors on June 27, 2000, J.P. Morgan rendered its written opinion to our board that, as of that date and on the basis of and subject to the matters described in the opinion, the consideration to be received by the holders of Ford common stock in the recapitalization was fair, from a financial point of view, to such holders.

      The full text of the written opinion of J.P. Morgan dated June 27, 2000, which sets forth the assumptions made, matters considered and limits on the review undertaken, is attached as Appendix C to this proxy statement. We urge you to read the opinion in its entirety.

      J.P. Morgan’s opinion is addressed to our board of directors, is directed only to the consideration to be received by stockholders of Ford in the recapitalization and does not constitute a recommendation to any stockholder of Ford as to how to vote with respect to the recapitalization or what form of consideration to elect in the recapitalization.

      In arriving at its opinion, J.P. Morgan reviewed, among other things:

•	a proof dated June 23, 2000 of this proxy statement including therein a draft of the recapitalization agreement;

•	certain publicly available information concerning the business of Ford and of certain other companies engaged in businesses comparable to those of Ford, and the reported trading and volume history and market prices for certain other companies’ securities deemed comparable;

•	the terms of Ford common stock, Ford Class B stock, the new Ford common stock and the new Ford Class B stock included in the Restated Certificate of Incorporation of Ford and in the recapitalization agreement;

•	current and historical market prices of Ford common stock;

•	the audited financial statements of Ford for the fiscal year ended December 31, 1999 and the unaudited financial statements of Ford for the period ended March 31, 2000; and

•	certain internal financial analyses and forecasts prepared by the management of Ford.

      J.P. Morgan also analyzed the potential impact of the recapitalization on the economic and voting interests of the holders of Ford common stock and Class B stock. In addition, J.P. Morgan held discussions with certain members of the management of Ford with respect to the recapitalization, the past and current business operations of Ford, the financial condition and future prospects and operations of Ford, the effects of the recapitalization on the financial condition and future prospects and operations of Ford and certain other matters that J.P. Morgan believed necessary or appropriate to its inquiry. J.P. Morgan reviewed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion.

      J.P. Morgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to J.P. Morgan by Ford or otherwise reviewed by J.P. Morgan. J.P. Morgan does not assume any responsibility or liability for that information or its accuracy. J.P. Morgan did not conduct any valuation or appraisal of any assets or liabilities, and valuations and appraisals were not provided to J.P. Morgan. In relying on financial analyses and forecasts provided to it, J.P. Morgan assumed that they had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of Ford to which those analyses or forecasts relate. J.P. Morgan assumed that the recapitalization will have the tax consequences described in this proxy statement, and in discussions with, and materials furnished to J.P. Morgan by, representatives of Ford, and that the transactions contemplated by the recapitalization agreement will be consummated as described in the recapitalization agreement and this proxy statement. J.P. Morgan also assumed that all of the holders of Class B stock will elect to receive one share of new Ford Class B stock plus a fraction of a share of new Ford common stock with a value of $20, calculated as described in this proxy statement. In addition, J.P. Morgan relied upon the advice of Ford that it expected to complete its previously announced spin-off of Visteon on June 28, 2000 and upon the advice of counsel as to all legal matters relevant to rendering its opinion.

      J.P. Morgan expressed no opinion as to the price at which new Ford stock will trade at any time following the recapitalization. In addition, J.P. Morgan was not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the recapitalization or any alternative transactions that may be available to Ford and J.P. Morgan did not participate in any discussions with respect to the terms of the recapitalization and related transactions. J.P. Morgan’s opinion did not address the merits of the underlying decision by Ford to engage in the recapitalization.

      J.P. Morgan’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to J.P. Morgan as of, the date of its opinion. Subsequent developments may affect J.P. Morgan’s opinion, and J.P. Morgan does not have any obligation to update, revise, or reaffirm its opinion.

      The following is a summary of the financial analyses utilized by J.P. Morgan in connection with providing its opinion.

      Historical Common Stock Performance.  J.P. Morgan conducted a historical analysis of the closing price of Ford common stock based on closing prices on the New York Stock Exchange relative to the share price performance of General Motors Corporation and the Standard & Poor’s 400 index over the time periods from June 1, 1990 to June 23, 2000 and June 1, 1995 to June 23, 2000. The share performance of DaimlerChrysler AG from November 13, 1998 to June 23, 2000 was also included in the analysis. In addition, J.P. Morgan performed an analysis of the trading range of Ford common stock over the time period from the announcement date of the recapitalization on April 14, 2000 to June 23, 2000, and over the time period from January 29, 1999 to June 23, 2000 in which the aggregate shares traded approximated the amount of Ford common stock outstanding as of May 19, 2000. The average price for Ford common stock during the 30-day, 60-day and 90-day periods preceding and ending on June 23, 2000 was $48.16, $50.70 and $50.39, respectively. During the 52-week period preceding June 23, 2000, Ford common stock achieved a high closing price of $58.57 on July 1, 1999 and low closing price of $41.00 on March 14, 2000. During the two-year period preceding June 23, 2000, Ford common stock achieved a high closing price of $66.69 on May 3, 1999 and low closing price of $39.75 on October 5, 1998. The all-time high closing price of Ford common stock was $66.69 on May 3, 1999. On June 23, 2000 Ford common stock closed at $44.44 per share.

      Comparable Trading Multiples.  Using publicly available information, J.P. Morgan compared selected financial data, ratios and multiples of Ford with similar data, ratios and multiples for selected publicly traded companies engaged in businesses which J.P. Morgan judged to be analogous to Ford. Although these companies were judged by J.P. Morgan to be analogous at the time of the opinion, there can be no assurance that these same companies would be considered analogous at any time in the future. The companies selected by J.P. Morgan were:

Bavarian Motor Works AG DaimlerChrysler AG Mitsubishi Motors Corporation General Motors Corporation	Honda Motor Company LTD Peugeot Fiat SpA Toyota Motor Corporation	Nissan Motor Co. Renault Porsche AG Volkswagen

      These companies were selected, among other reasons, because they compete in the automotive industry with Ford and have reasonably similar competitive dynamics and growth potential. In particular, the most comparable companies to Ford are General Motors Corporation and DaimlerChrysler AG.

      For each comparable company, publicly available financial performance through the twelve months ended March 31, 2000 (or latest fiscal quarter if the company was not on a calendar year) was measured. In addition, J.P. Morgan derived estimates of sales, EBITDA (earnings before interest, taxes, depreciation and amortization), EBIT (earnings before interest and taxes), and net income for calendar years 2000 and 2001 from public equity analyst estimates. The analysis produced a range of multiples for firm value (which J.P. Morgan defined for purposes of its analyses as market value of common equity and preferred stock plus debt net of cash and marketable securities and minority interest) over various estimated financial benchmarks, including sales, EBITDA and EBIT and for the market value of common equity (price) over earnings (the price-to-earnings multiple or P/ E). J.P. Morgan also performed a historical comparison of price-to-earnings multiples between Ford and General Motors Corporation from January 31, 1995 to June 23, 2000.

      Stockholding and Voting Structure.  Using the latest publicly available information, J.P. Morgan analyzed Ford’s stockholder base (including options) and the voting rights associated with each class of capital stock. As of May 19, 2000, Ford had outstanding approximately 1,205 million shares of capital stock, including approximately 71 million Class B shares and approximately 4 million shares of common stock held by directors, nominees and officers of Ford and certain of its affiliates, and 7.1 million depositary shares, each representing 1/2,000 of a share of Series B preferred stock. J.P. Morgan also analyzed the investment objectives of various categories of Ford’s common stockholders.

      Analysis of Recapitalization Impact.  In analyzing the financial impact of the recapitalization on the stockholders, J.P. Morgan conducted several illustrative analyses of the impact of the recapitalization on pro forma 2001 EPS (earnings per share), the impact of the recapitalization on Ford’s leverage, liquidity, and public float (percentage of capital stock held by non-insiders) and of the impact of the recapitalization on the economic and voting interests of each class of stockholders.

      J.P. Morgan performed an illustrative analysis of the pro forma EPS of Ford following the recapitalization, and a comparison of trading value under the all-stock and the $20 cash elections. For this analysis, J.P. Morgan assumed:

•	a five day volume-weighted average trading price of Ford common stock equal to the June 23, 2000 closing price of $44.44;

•	a $20 cash distribution;

•	2001 EPS of $6.30 without a recapitalization (based on J.P. Morgan equity research report of June 2, 2000);

•	a range of aggregate cash distributions in the recapitalization from $0, $3, $5, $7 and $10 billion;

•	a pretax return on cash, were it not distributed following the recapitalization, of 6.0%;

•	an effective tax rate of 35%; and

•	a current 2001 P/ E multiple of 7.1x, derived from dividing $44.44 by $6.30.

      The illustrative analysis of the impact of the recapitalization on Ford’s 2001 EPS indicated that, assuming a volume-weighted five-day average trading price ranging between $39-60 per share, the recapitalization was neutral to Ford’s 2001 EPS under a zero cash distribution scenario and up to approximately 19.9% accretive to Ford’s 2001 EPS in the event of a distribution of $10 billion.

      J.P. Morgan also performed an illustrative analysis of the impact of the recapitalization on Ford’s credit ratios by comparing Ford’s actual ratios, including Ford’s 2000 EBITDA/ Interest Expense and Total Debt/2000 EBITDA coverage ratios, at March 31, 2000 (adjusted to reflect the Visteon spinoff) with the pro forma ratios after the recapitalization at various potential levels of total cash distributed. The analysis showed that the recapitalization is not expected to have a material impact on Ford’s 2000 EBITDA/ Interest Expense and Total Debt/2000 EBITDA coverage ratios. Although Ford’s net debt will increase by the amount of cash distributed, Ford’s cash balance following the recapitalization is expected to continue to exceed its total debt, even if $10 billion of cash is distributed in the recapitalization.

      J.P. Morgan also performed an illustrative analysis of the effect of a recapitalization on Ford’s public float employing the same assumptions used in J.P. Morgan’s illustrative analysis of the impact of the recapitalization on Ford’s 2001 EPS. Assuming that Ford distributes $10 billion in the recapitalization and that all Class B stockholders will elect and retain all stock, the recapitalization will reduce Ford’s public float to 92.32% and increase insider holdings to 7.68%.

      J.P. Morgan analyzed the liquidity of Ford stock by comparing the size of its public float and daily trading volume to those of General Motors Corporation and DaimlerChrysler AG. Ford has a smaller public float with 93.75% of total shares outstanding compared to a public float of 99.75% for General Motors Corporation and 99.96% for DaimlerChrysler AG. During the latest twelve months ended on June 23, 2000, Ford common stock traded at an average daily volume that is approximately 0.29% of its public float.

      J.P. Morgan performed an illustrative analysis of the impact of the recapitalization on the economic and voting interests of Ford’s stockholders. In performing this illustrative analysis, J.P. Morgan assumed:

•	a five day volume-weighted average trading price of Ford common stock equal to the June 23, 2000 closing price of $44.44;

•	a $20 cash distribution;

•	an aggregate cash distribution in the recapitalization of $10 billion; and

•	a new stock election by all Class B stockholders.

      Based on these assumptions, the common stockholders’ continuing economic interest in Ford plus the value of the cash consideration distributed to the common stockholders by Ford is approximately equal to the common stockholders’ economic interest in Ford prior to the recapitalization. Based on the same aforementioned assumptions, the effective voting power of the common stockholders, excluding the Class B stockholders, decreased from 60% prior to the recapitalization to 58% following the recapitalization while the Class B stockholders’ effective voting power in Ford increased from 40% prior to the recapitalization to approximately 42% following the recapitalization as a result of Class B stockholders making all stock elections and receiving shares of new common stock in the recapitalization.

      J.P. Morgan performed an illustrative analysis of the effect on the voting and economic interests of the common and Class B stockholders in the recapitalization in the event that the volume-weighted five-day average trading price exceeded $60. In such event, the analysis indicated that the allocation of economic interest between common and Class B stockholders (including shares of new common stock that Class B stockholders receive in the recapitalization) world remain the same and that the allocation of voting interests could be slightly different.

      The summary set forth above does not purport to be a complete description of the analyses or data considered by J.P. Morgan. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. J.P. Morgan believes that one must consider its opinion, this summary and its analyses as a whole. Selecting portions of this summary and these analyses, without considering the analyses as a whole, would create an incomplete view of the processes underlying the analyses and opinion. In arriving at its opinion, J.P. Morgan considered the results of all of the analyses as a whole. No single factor or analysis was determinative of J.P. Morgan’s fairness determination. Rather, the totality of the factors considered and analyses performed operated collectively to support its determination. J.P. Morgan based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry specific factors. This summary sets forth under the description of each analysis the other principal assumptions upon which J.P. Morgan based that analysis. Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, these forecasts and analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Therefore, none of Ford, J.P. Morgan or any other person assumes responsibility if future results are materially different from those forecasted. Moreover, J.P. Morgan’s analyses are not and do not purport to be appraisals or otherwise reflective of the future price of Ford’s common stock.

      As a part of its investment banking business, J.P. Morgan and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distribution of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. Ford selected J.P. Morgan to deliver an opinion to our board of directors with respect to the recapitalization on the basis of such experience and its familiarity with Ford.

      Ford has agreed to pay J.P. Morgan a fee of $2,000,000 upon delivery of its opinion. In addition, Ford has agreed to reimburse J.P. Morgan for its expenses incurred in connection with its services, including the fees and disbursements of counsel, and has agreed to indemnify J.P. Morgan against certain liabilities, including liabilities arising under the federal securities laws.

      J.P. Morgan and its affiliates are currently providing, and have in the past provided, other investment banking and commercial banking services for Ford unrelated to the recapitalization, for which they expect to receive or have received customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of Ford for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

Dividend Policy

      Although our board of directors intends to reduce the Company’s per share dividend following the recapitalization, stockholders who make an all stock election and, as a result, will own an increased number of shares of common stock following the recapitalization, will receive, in the aggregate on such increased number of shares, approximately the same quarterly dividend amount as the $.50 per share currently paid. Stockholders who make either of the two cash elections will receive a reduced quarterly dividend following the recapitalization. The determination of the amount of any cash dividends which may be paid in the future will depend upon declaration by our board of directors and upon our financial condition, results of operations, cash flow, level of capital and other expenditures, future business prospects and such other matters that the board of directors deems relevant.

Interests of Certain Persons in the Recapitalization

      Stock Ownership of Management. We expect that our executive officers will generally make new stock elections with respect to their shares of common stock. In addition, employee stock options are being adjusted to increase the number of shares subject to these options. To the extent that other stockholders elect to receive cash, such elections by executive officers will have the effect of increasing their ownership interest in the Company.

      The table below shows how much of our stock and that of our majority-owned subsidiary, The Hertz Corporation, each director, nominee, and Named Executive (who is a person named in the Summary Compensation Table in Ford’s annual proxy statement for the year 2000 and who is still an executive with the Company as of June 27, 2000), beneficially owned as of March 1, 2000 (except as otherwise noted). No director, nominee, or Named Executives beneficially owned any Ford Series B preferred stock. No director, nominee or executive officer, including Named Executives, beneficially owned more than 0.2% of our total outstanding common stock or of Hertz’s total outstanding Class A common stock. Directors and executive officers as a group, including the Named Executives, beneficially owned 0.4% of our common stock and 0.1% of Hertz’s Class A common stock. In addition, these persons held options exercisable on or within 60 days after March 1, 2000 to buy 7,454,213 shares of our common stock under stock option plans.

		Ford		Percent	Hertz
	Ford	Common		Outstanding	Class A
	Common	Stock	Ford Class B	Ford Class B	Common
Name	Stock(1)(2)	Units(3)	Stock(4)	Stock	Stock

W. Wayne Booker	232,463	0	0	0	5,000

Michael D. Dingman*	20,730	85,775	0	0	0

Edsel B. Ford II*	245,490	190	5,633,928	7.95	0

William Clay Ford*	2,019,287	1,298	15,136,209	21.36	0

William Clay Ford, Jr.*	187,131	1,108	3,300,320	4.66	0

Irvine O. Hockaday, Jr.*	10,515	9,300	0	0	0

Marie-Josee Kravis*	4,600	6,722	0	0	0

Ellen R. Marram*	9,610	13,855	0	0	0

Jacques A. Nasser*	130,593	40,848	0	0	10,000

Homer A. Neal(5)*	3,200	791	0	0	0

Jorma J. Ollila*	2,000	0	0	0	0

Richard Parry-Jones	31,831	0	0	0	0

Peter J. Pestillo	152,148	298,951	0	0	5,000

Carl E. Reichardt*	22,000	1,298	0	0	0

Robert L. Rewey	100,794	13,922	0	0	2,000

Robert E. Rubin*	5,000	0	0	0	0

John L. Thornton(6)*	13,438	7,680	0	0	0

All Directors and Executive Officers as a group (66 persons)	4,530,077	614,998	24,070,457	33.97	27,190

*	Indicates Directors

Notes

(1)	Includes restricted shares of common stock issued under the Restricted Stock Plan for Nonemployee Directors, as follows: 1,200 shares for Homer A. Neal; 400 shares each for William Clay Ford, Jr. and Marie-Josee Kravis; and 2,000 shares each for the other eligible nonemployee directors, except John L. Thornton, for whom the number includes 1,150 restricted common stock equivalents under that plan, and except for Jorma J. Ollila and Robert E. Rubin, neither of whom received stock under that plan as of March 1, 2000. For nominees who are or were Ford employees, amounts shown include shares of common stock represented by Ford Stock Fund Units credited under a deferred compensation plan. These shares may be delivered after termination of employment.

Also, amounts shown include restricted shares of common stock issued under the 1998 Long-Term Incentive Plan as follows: 27,831 shares for William Clay Ford, Jr. as payment for his services as Chairman of the Board of Directors; and 9,277 shares for Edsel B. Ford II as payment for his services pursuant to a consulting agreement with the Company.

(2)	Michael D. Dingman has reported and disclaimed beneficial ownership of 1,782 shares of common stock owned by members of his immediate family.

Present directors and executive officers as a group have reported and disclaimed beneficial ownership of a total of 2,557 shares of common stock.

Also, on March 1, 2000 (or within 60 days after that date), the Named Executives have rights to acquire shares of common stock through the exercise of stock options under Ford’s stock option plans as follows:

Person	Number of Shares

W. Wayne Booker	544,553

Jacques A. Nasser	964,947

Richard Parry-Jones	280,877

Peter J. Pestillo	477,543

Robert L. Rewey	380,507

(3)	These are common stock units credited under a deferred compensation plan and payable in cash.

(4)	As of March 1, 2000, the following persons owned more than 5% of the outstanding Class B Stock: Josephine F. Ford, c/o Ford Estates, Dearborn, Michigan, beneficially owned 14,388,029 shares (20.30%); and Lynn F. Alandt, c/o Ford Estates, Dearborn, Michigan, beneficially owned 8,345,489 shares (11.78%).

Of the Class B Stock outstanding as of March 1, 2000, 47,077,312 shares are held in a voting trust of which Edsel B. Ford II, William Clay Ford, and William Clay Ford, Jr. are among the trustees. The trust requires the trustees to vote the shares as directed by a plurality of the shares in the trust. Edsel B. Ford II is a nephew and William Clay Ford, Jr. is the son of William Clay Ford.

(5)	Shares reported as beneficially owned by Dr. Neal include shares acquired on March 20, 2000.

(6)	Shares reported as beneficially owned by John L. Thornton do not include securities held by The Goldman Sachs Group, Inc. in the ordinary course of business.

      The treatment of stock options is described in “Option Plans; Restricted Stock; Other Ford Stock Plans.”

      Impact Resulting From Spin-off of Visteon Corporation. To account for the change in the value of the Company’s common stock resulting from the spin-off of the Company’s interest in Visteon Corporation on June 28, 2000 the following items held by officers or directors of the Company as of June 12, 2000 will be adjusted to ensure that the aggregate value of the item before and after the spin-off would be approximately equal: common stock units, contingent stock rights, deferred contingent credits, performance stock rights, restricted common stock equivalents, restricted stock units, and stock options. References in this proxy statement to any of these items, whether as of March 1, 2000, or another date, are to the unadjusted amounts.

      Class B Stock. Class B stockholders have indicated that it is their intention to vote their shares of Class B stock in favor of the recapitalization and to make new stock elections with respect to their shares of Class B stock and common stock. These elections may have the result of causing the ownership interest in the Company of those stockholders, in the aggregate, to increase as a result of the recapitalization. However, it should be noted that all stockholders will have the right to make such elections.

      The shares of Class B stock, as a group, are entitled to 40% of the general voting power so long as there are at least 60,749,880 shares of Class B stock outstanding. Accordingly, the recapitalization will have the effect of providing liquidity to Class B stockholders either currently through the receipt of cash or, in the future, through subsequent sales of new Ford common stock received in the recapitalization without affecting their level of ownership of the Class B stock or the aggregate 40% voting power of the Class B stock.

      Since the aggregate vote of all shares of common stock is fixed at 60% of the total voting power of the common stock and Class B stock taken together, the issuance of new common stock to holders of Class B stock will permit them to cast a portion of such 60% of the vote, in addition to the

40% of the vote they will remain able to cast by reason of their ownership of Class B stock. Moreover, the recapitalization will increase the total number of shares of new common stock outstanding relative to the number of shares of common stock outstanding before the recapitalization. This will have the effect of reducing the voting power of each share of new common stock relative to the existing common stock. As a result, the proportionate increase in voting power of a common stockholder who elects all stock will be less than the proportionate increase in voting power of a Class B stockholder who elects all stock.

Option Plans; Restricted Stock; Other Ford Stock Plans

      Options. Outstanding employee options to buy shares of Ford common stock generally will be adjusted, resulting in options to purchase an increased number of shares of new common stock generally determined by multiplying the number of shares currently subject to an option by the sum of one and a fraction, the numerator of which is $20 and the denominator of which is the lesser of $60 and the average of the trading prices of Ford common stock (calculated in the same manner as for purposes of the elections described above), minus $20, at an exercise price generally determined by dividing the exercise price of an option by the sum referred to above. For example, assuming an employee had an option to purchase 100 shares with a current exercise price of $30 and the average of the trading prices of Ford common stock was $60, such employee’s option would generally be converted into an option to purchase 150 new shares with a new exercise price of approximately $20.

      Restricted Stock. Pursuant to the terms of the plans under which shares of restricted stock have been issued to employees or directors, holders of such restricted stock will be required to make all stock elections and the shares of new common stock received will continue to be subject to the same restrictions. Similar treatment will apply to phantom stock and similar awards outstanding.

      Other Ford Stock Plans. In the case of the Ford Motor Company Savings and Stock Investment Plan for Salaried Employees and the Tax- Efficient Savings Plan for Hourly Employees, the master trust for which owned in the aggregate approximately 200,000,000 shares of common stock as of June 27, 2000, participants will be entitled to direct the trustee as to which election they wish the trustee to make with respect to the number of shares attributed to their accounts. A failure to direct the trustee will have the same consequences as a failure to make an election i.e., it will be deemed to be a $20 cash election. Any cash received pursuant to the recapitalization resulting from affirmative cash elections directed by participants will be invested in an interest income fund for such plans, and cash received as a result of a participant failing to direct the trustee, or that results from an override of a participant direction or a payment described below, will be invested in the Ford stock fund for such plans. Ford may determine that cash received as a result of an affirmative direction by a participant may be made available for distribution if the participant wishes to receive such cash in whole or in part.

      In accordance with the requirements of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code, the trustee will have the ability, if the average Ford share price during the five trading day period ending on July 28, 2000 is greater than the price that the trustee determines constitutes adequate consideration under ERISA and the Internal Revenue Code at the time the trustee submits its election, to ignore new stock and pro rata elections which participants have directed, and to instead make $20 cash elections on their behalf. For a security for which there is a generally recognized market and that trades on a national securities exchange, adequate consideration is defined as the price prevailing on such national securities exchange. Any cash resulting from the trustee’s decision to override a new stock election, and any cash in excess of the amount otherwise payable pursuant to a pro rata election resulting from the trustee’s decision to override such an election, will be invested in the Ford stock fund for such plans.

      Also, in accordance with ERISA and the Internal Revenue Code, if the five day average price is less than the price that the trustee determines constitutes adequate consideration at the time the trustee submits its election, the trustee will have the ability to override $20 cash elections and pro rata elections which participants have directed and to instead make new stock elections on their behalf. However, in this latter case, subject to ERISA, the trustee has agreed that it will not override such elections to the extent Ford agrees to make an additional cash payment to the plans in respect of shares subject to such elections sufficient to insure that the plans receive adequate consideration. To the extent Ford offers such a payment, the additional amount to be offered will be equal to the amount of cash that would otherwise have been received pursuant to such elections multiplied by the excess of the adequate consideration price over the five day average price, and divided by the five day average price. Ford is not obligated to make any such additional cash payments and it is not expected that any decision in this respect will be made until immediately prior to the start of the special meeting. Any such additional cash payments would not be counted against, but would be in addition to, the $10 billion limit on cash otherwise payable in the recapitalization and will be invested in the Ford stock fund for such plans.

Effective Time of the Recapitalization

      The recapitalization will become effective upon the date that the certificate of merger is filed with the Secretary of State of the State of Delaware. This is expected to occur on August 2, 2000, following the special meeting.

New York Stock Exchange Listing

      We are in the process of obtaining the necessary approval from the New York Stock Exchange in order to effect the recapitalization. Ford common stock is currently listed on the New York Stock Exchange under the symbol “F,” and on a number of foreign exchanges. Following the recapitalization, the new Ford common stock will continue to be listed on the New York Stock Exchange under the symbol “F” and may continue to be listed on some foreign exchanges on which it is currently listed. The new Class B stock will continue to be unlisted.

Appraisal Rights

      If the recapitalization is completed, you may be entitled to seek an appraisal of, and be paid in cash the “fair value” of, your shares instead of receiving the stock or cash that you would otherwise be entitled to under the recapitalization agreement. These rights are commonly referred to as “appraisal rights.” Section 262 of the Delaware General Corporation Law sets forth the requirements that must be satisfied and the procedures that must be followed to exercise appraisal rights. Section 262 is reproduced in Appendix D to this proxy statement/prospectus. The following summary of appraisal rights is conditioned by the full terms of Section 262.

      Holders of Class B stock are entitled to appraisal rights because their stock is not listed on a national securities exchange and does not meet the other requirements of Section 262 for an exemption from appraisal rights. However, because Ford’s common stock is listed on the New York Stock Exchange, holders of common stock are only entitled to appraisal rights under Section 262 if they are required by the terms of the recapitalization agreement to accept, as a result of the recapitalization, anything other than shares of new common stock, other widely held stock or cash in lieu of fractional shares. Because all holders of common stock can elect to receive new common stock in the recapitalization, we believe that appraisal rights are not available to common stockholders who may seek to exercise such rights. Accordingly, we reserve the right to seek a court ruling that the recapitalization does not entitle holders of common stock to appraisal rights.

      Any stockholders who are entitled to appraisal rights must, in order to exercise such rights, demand and perfect such rights in accordance with Section 262. Failure to satisfy the requirements and follow the procedures set forth in Section 262 may result in a loss of appraisal rights. If you demand appraisal but are determined not to be entitled to such rights or otherwise lose such rights, you will be entitled to receive the consideration that you would have been entitled to under the terms of the recapitalization agreement if you had not sought to exercise appraisal rights.

      Appraisal rights are available only to record holders of shares. If you are not a record holder and you wish to exercise appraisal rights in respect of shares in which you have a beneficial interest and which are held of record by or in the name of another person, such as a broker or nominee, you should act promptly to cause the record holder to follow the procedures set forth in Section 262 to perfect your appraisal rights.

      Section 262 requires us to notify you, at least 20 days before the special meeting, as to the availability of appraisal rights and to provide you with a copy of Section 262. This proxy statement/prospectus, including Appendix D, serves as the required notice.

      To exercise your appraisal rights, you must:

•	deliver to us before the vote on the recapitalization a written demand for an appraisal of your shares;

•	continuously hold your shares from the date you deliver a written demand for an appraisal through the effective date of the recapitalization; and

•	not vote in favor of the recapitalization agreement.

      In addition, if neither any stockholder who has demanded appraisal rights nor the Company has filed a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares seeking appraisal within 120 days after the effective date of the recapitalization, then all stockholders’ appraisal rights will be lost. We have no obligation and do not intend to file such an appraisal petition. Accordingly, it is the obligation of the stockholders seeking appraisal to file an appropriate appraisal petition with the Court of Chancery within the 120 day time period prescribed by Section 262.

      Any demand for an appraisal must be in writing, signed and mailed or delivered to:

Ford Motor Company One American Road Room 1038, WHQ Dearborn, Michigan 48126 Attn: Assistant Secretary

      A written demand must reasonably inform us of the identity of the stockholder and of the stockholder’s intent to demand appraisal of his, her or its shares of our stock. Voting against the recapitalization or otherwise failing to vote for the recapitalization will not by itself constitute a demand for an appraisal or sufficient notice of an election to exercise appraisal rights. If you sell or otherwise transfer or dispose of your shares before the effective time of the recapitalization, you will lose your appraisal rights with respect to those shares.

      A demand for appraisal should be signed by or on behalf of the stockholder exactly as the stockholder’s name appears on the stockholder’s stock certificates. If the shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed in that capacity, and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or on behalf of all joint owners. An authorized agent, including one or more joint owners, may execute a demand for appraisal on behalf of a record holder; however, in the demand the agent must identify the record owner or owners and expressly disclose that the agent is executing the demand as an agent for the record owner or owners. A record holder such as a broker who holds shares as nominee for several beneficial owners may exercise appraisal rights for the shares held for one or more beneficial owners and not exercise appraisal rights for the shares held for other beneficial owners. In this case, the written demand should state the number of shares for which appraisal rights are being demanded. When no number of shares is stated, the demand will be presumed to cover all shares held of record by the broker or nominee.

      If the recapitalization is completed, we will send, within 10 days after the effective date of the recapitalization, notice of the effective date of the recapitalization to each stockholder who has properly demanded appraisal rights under Section 262 and has not voted in favor of the recapitalization agreement.

      If you have complied with the requirements for exercising appraisal rights, then during the 120 days following the effective date of the recapitalization, you may request from us a statement as to the aggregate number of shares not voted in favor of the recapitalization agreement and with respect to which demands for appraisal have been received and the number of holders of those shares. Upon receiving any such request, which must be made in writing, we will mail a statement of that information to you within 10 days.

      If a petition for an appraisal is filed within the 120 day period prescribed by Section 262, the Delaware Court of Chancery will hold a hearing on the petition to determine the stockholders entitled to appraisal rights and the “fair value” of their shares as of the effective date of the recapitalization. The determination of fair value will not include any element of value arising from the accomplishment or expectation of the recapitalization. The court will also determine a fair rate of interest, if any, to be paid upon the amount determined to be the fair value of the shares. The court may determine that the fair value of the shares is more than, the same as or less than the value of the consideration that you otherwise would have been entitled to receive under the recapitalization agreement. The Delaware Supreme Court has stated that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in the appraisal proceedings.

      The costs of the action may be determined by the Delaware Court of Chancery and taxed upon the parties as the court deems equitable in the circumstances. Upon application of a stockholder, the court may order that all or a portion of the expenses incurred by any stockholder in an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all of the shares entitled to appraisal.

      If you have duly demanded an appraisal of your shares, you will not, after the effective date of the recapitalization, be entitled to vote those shares for any purpose, nor will you be entitled to the payment of dividends or other distributions on those shares, except for dividends or other distributions payable to stockholders as of a record date before the effective date of the recapitalization.

      You may withdraw your demand for appraisal of your shares within 60 days after the effective date of the recapitalization. Any attempt to withdraw your demand more than 60 days after the effective date of the recapitalization will require our written approval. Once a petition for appraisal is filed with the Delaware Court of Chancery, the appraisal proceeding may not be dismissed without court approval. If your demand for appraisal rights has been effectively withdrawn, you will receive the consideration in the recapitalization which you would otherwise be entitled to, based on the elections, if any, you made and the treatment of other stockholders who made or did not make any such elections.

      If it is determined that you are entitled to appraisal rights and properly demand appraisal of your shares, but fail to perfect your appraisal rights, otherwise lose your appraisal rights or effectively withdraw your demand for an appraisal, your shares will be converted into the right to receive the consideration that you would have been entitled to under the terms of the recapitalization agreement if you had not sought to exercise appraisal rights.

Certain U.S. Federal Income Tax Consequences of the Recapitalization

      The following discussion summarizes the material U.S. federal income tax consequences of the recapitalization to holders of common stock and Class B stock. This discussion assumes that shares of common stock and Class B stock are held as capital assets and does not address all of the U.S. federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances or to stockholders that are subject to special rules, such as:

•	financial institutions,

•	mutual funds,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currencies,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	stockholders that hold such shares as a hedge against currency risk or as part of a straddle, constructive sale or conversion transaction or

•	stockholders who acquired their shares upon the exercise of employee stock options or otherwise as compensation.

      The following discussion is not binding on the Internal Revenue Service. It is for general information only and is based upon the Internal Revenue Code, laws, regulations, rulings and decisions in effect as of the date of this proxy statement, all of which are subject to change, possibly with retroactive effect. Tax consequences under state, local and foreign laws are not addressed herein. No ruling has been or will be sought from the Internal Revenue Service as to the U.S. federal income tax consequences of the recapitalization. EACH STOCKHOLDER IS STRONGLY URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES TO SUCH STOCKHOLDER OF THE RECAPITALIZATION, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS IN HIS OR HER PARTICULAR FACTS AND CIRCUMSTANCES.

      In General. In the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, which is based upon representations of the Company, the recapitalization should constitute a “recapitalization” of the Company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code. Assuming that the recapitalization qualifies as such, the U.S. federal income tax consequences to each stockholder of the exchange pursuant to the recapitalization will depend upon such stockholder’s particular facts and circumstances. In general, a stockholder who receives (i) a combination of cash and either new common stock or new Class B stock or both may recognize either capital gain (but not loss) or ordinary dividend income, in either case to the extent of the lesser of any cash received or gain realized by such stockholder in the transaction and (ii) solely new common stock or a combination of new common stock and new Class B stock should not recognize any gain or loss. A stockholder who makes the new stock election for some of his or her shares, who owns options to acquire shares or who is treated as related to other stockholders (under the constructive ownership rules described below) who make the new stock election or have options to acquire shares, may have any gain recognized with respect to the cash received in the recapitalization taxed as ordinary dividend income rather than as capital gain. For individual taxpayers, long-term capital gains are generally subject to tax at a maximum U.S. federal income tax rate of 20%, while ordinary dividend income is generally subject to tax at a maximum U.S. federal income tax rate of 39.6%. In addition, the deductibility of capital losses is subject to limitations for both individuals and corporations. Therefore, you should carefully consider the potential tax consequences of the elections. These consequences are discussed below.

      The characterization of any gain recognized on the receipt of cash pursuant to the recapitalization as a capital gain or as ordinary dividend income will depend on whether or not the receipt of such cash has the effect of a distribution of a dividend under Sections 302 and 356(a)(2) of the Internal Revenue Code. Under the principles of Section 302, a stockholder should recognize capital gain rather than dividend income with respect to the cash received if the receipt of cash is (i) in complete redemption of all of the stock of the Company owned by such stockholder, (ii) “not essentially equivalent to a dividend” with respect to such stockholder or (iii) “substantially disproportionate” with respect to such stockholder. In applying the foregoing Section 302 tests, the constructive ownership rules of Section 318 of the Internal Revenue Code apply in comparing the stockholder’s ownership interest in the Company both before the recapitalization and after the recapitalization. Under these constructive ownership rules, a stockholder is deemed to own shares of common stock and Class B stock that are actually owned (and in some cases constructively owned) by certain related individuals and entities, and also is deemed to own shares of common stock and Class B stock that may be acquired by such stockholder or such related individuals or entities by exercising an option, including an employee stock option. Moreover, the Section 302 tests are applied after taking into account any related transactions undertaken by a stockholder pursuant to a single, integrated plan. Thus, dispositions or acquisitions by a holder of shares of common stock or Class B stock (or new common stock or new Class B stock) before or after the recapitalization which are part of such holder’s plan with respect to his or her ownership level of Company stock following the recapitalization may be taken into account in applying the principles of Section 302 to such stockholder.

      In order for the receipt of cash pursuant to the recapitalization to be treated as “not essentially equivalent to a dividend” with respect to any particular stockholder, it must result in a “meaningful reduction” in such stockholder’s percentage ownership of the stock of the Company. This determination requires that a stockholder compare his or her percentage ownership in the Company (including stock owned constructively) before the recapitalization with his or her percentage ownership in the Company (including stock owned constructively) after the recapitalization. In this regard, the Internal Revenue Service has indicated in published rulings that any reduction in the percentage interest of a public company stockholder whose relative stock interest is minimal (an interest of less than 1% of the outstanding common stock and Class B stock should satisfy this requirement) and who exercises no control over corporate affairs should constitute such a meaningful reduction in such stockholder’s interest.

      In addition, a stockholder’s reduction in his or her percentage ownership of Company stock as a result of receiving cash pursuant to the recapitalization may be “substantially disproportionate,” so that the receipt of cash by such stockholder should result in capital gain or loss, if such stockholder owns less than 50% of the total voting power of the new common stock and the new Class B stock and the percentage of the voting power and value of the new common stock and new Class B stock actually and constructively owned by such stockholder immediately after the recapitalization is less than 80% of both the voting power and the value of the common stock and the Class B stock actually or constructively owned by such stockholder immediately before the recapitalization.

      $20 Cash Election or Pro Rata Election with Respect to All Shares Held. A stockholder who makes a $20 cash election or a pro rata election (or who fails to make any election) with respect to all of his or her shares should recognize ordinary dividend income or capital gain (but not loss) pursuant to the recapitalization to the extent of the lesser of the cash received or the gain realized by such stockholder in the transaction. Assuming such stockholder is not considered to constructively own any shares actually (or constructively) owned by other persons and does not own any options to acquire shares, any such recognized gain should be treated as capital gain if the stockholder has a minimal interest in the Company (an interest of less than 1% of the outstanding common stock and Class B stock should satisfy this requirement) and exercises no control over corporate affairs. Such capital gain will be long-term capital gain if, as of the date of the exchange, the holding period for such shares is more than one year.

      The aggregate adjusted tax basis of the new common stock and new Class B stock received in the recapitalization will be equal to the aggregate tax basis of the common stock and Class B stock surrendered in exchange therefor, decreased by the amount of cash received and increased by the amount of income or gain recognized, if any. The holding period of the new common stock and new Class B stock (as the case may be) will include the holding period of the shares of common stock and Class B stock surrendered in exchange therefor.

      New Stock Election with Respect to All Shares Held. A stockholder who makes a new stock election with respect to all of his or her shares actually owned should not recognize any gain or loss upon such exchange. The aggregate adjusted tax basis of the shares of the new common stock and new Class B stock received by the stockholder in the recapitalization will be equal to the aggregate adjusted tax basis of the common stock and Class B stock surrendered in exchange therefor. The holding period of the new common stock and new Class B stock (as the case may be) will include the holding period of the common stock and Class B stock surrendered in exchange therefor.

      Mixed Elections and Other Cases. Cash received pursuant to the recapitalization by a stockholder that is not described above (in particular, a stockholder who makes a new stock election for only a portion of his or her shares, who owns options to acquire shares or who is treated as constructively owning shares which are actually (or constructively) owned by other persons) may be taxable as ordinary dividend income (rather than as capital gain), to the extent of such stockholder’s ratable share of the Company’s earnings and profits. The treatment of such cash will depend on the application of the Section 302 principles discussed above to such stockholder. Under the Section 1059 “extraordinary dividend” provision of the Internal Revenue Code, a corporate stockholder may be required to reduce its basis in the new common stock or new Class B stock received (and possibly recognize gain) to the extent the corporate stockholder claims a dividends-received deduction with respect to any portion of the cash received pursuant to the recapitalization.

      Foreign Stockholders — Withholding on Cash. For purposes of the following discussion, a foreign stockholder is any person who is, for U.S. federal income tax purposes, a foreign corporation, a non-resident alien individual, a foreign partnership or a foreign estate or trust.

      Because the cash payable to a particular stockholder in the recapitalization may be treated as a dividend for U.S. federal income tax purposes, U.S. federal income taxes equal to 30% of the cash payable to a foreign stockholder will be withheld unless a reduced rate of withholding is available pursuant to a tax treaty or an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to EquiServe or such stockholder’s broker or bank prior to the payment date a properly completed and executed IRS Form 1001 or other applicable form which may, in certain circumstances, consist of a properly completed and executed IRS Form W-8 which includes such foreign stockholder’s address. Stockholders are urged to consult EquiServe or such stockholder’s broker or bank to determine whether such stockholder has previously delivered a valid properly completed and executed IRS Form 1001 or other applicable form and, if not, to determine which form to file. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the recapitalization are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to EquiServe or such stockholder’s broker or bank prior to the payment date a properly completed and executed IRS Form 4224 or other applicable form. A foreign stockholder may be eligible to obtain a refund from the IRS of all or a portion of any tax withheld if such stockholder satisfies one or more of the “complete redemption,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described above or is otherwise able to establish that no tax or a reduced amount of tax is due.

      The preceding discussion is general in nature and does not consider any particular stockholder’s individual facts and circumstances. The tax consequences of the recapitalization to any particular stockholder will depend on his or her individual facts and circumstances. Thus, you are strongly urged to consult your own tax advisor as to the tax consequences to you of the recapitalization and the different elections (and the application of the constructive ownership rules of Section 318).

Sources and Uses of Funds

      The total amount of resources used to consummate the recapitalization, including to pay fees and expenses in connection therewith, is estimated to be approximately $10 billion. We intend to obtain such funds from available cash and cash equivalents on hand and through the liquidation of marketable securities currently owned by us.

FINANCIAL INFORMATION

Selected Historical Consolidated Financial Data

      The following tables set forth selected consolidated financial data and other data concerning Ford for each respective period. The historical consolidated financial data set forth below do not reflect the Visteon spin-off or the recapitalization. The consolidated statement of income data set forth below for each of the three years in the period ended December 31, 1999, and the consolidated balance sheet data set forth below as of December 31, 1999 and 1998, are derived from audited consolidated financial statements incorporated by reference in this document. The consolidated statement of income data set forth below for each of the two years in the period ended December 31, 1996, and the consolidated balance sheet data set forth below as of December 31, 1997, 1996 and 1995, are derived from audited consolidated financial statements not included in this document. The results of operations for each of the five years in the period ended December 31, 1999 have not been restated to reflect Visteon as a discontinued operation. The data for the three-month periods ended and as of March 31, 2000 and 1999, are derived from interim consolidated financial statements not included in this document, which in our opinion include all adjustments necessary for a fair presentation of the results for those periods. The results of operations for the three-month periods ended March 31, 2000 and 1999 and the balance sheet data as of March 31, 2000 have been adjusted to present Visteon as a discontinued operation. Results for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for the full year. The information is only a summary and you should read it together with the consolidated financial statements of Ford, the pro forma financial statements of Ford and the other information about Ford included elsewhere in, or incorporated by reference in, this document.

	Three Months
	Ended March 31,		Year Ended December 31,

	2000	1999	1999	1998	1997	1996	1995
STATEMENT OF INCOME DATA

	(in millions, except per share amounts)

Automotive Sector

Sales	$36,175	$31,597	$136,973	$119,083	$122,935	$118,023	$110,496

Operating income	2,332	2,083	8,379	6,685	6,946	2,516	3,281

Income before income taxes	2,340	2,143	8,447	6,958	7,082	2,571	3,166

Income from continuing operations	1,552	1,446	5,721	4,752	4,714	1,655	2,056

Financial Services Sector

Revenues	$6,719	$5,952	$25,585	$25,333	$30,692	$28,968	$26,641

Income before income taxes	643	547	2,579	18,438	3,857	4,222	3,539

Net income (a)(b)(c)	380	328	1,516	17,319	2,206	2,791	2,083

Total Company

Income before income taxes	$2,983	$2,690	$11,026	$25,396	$10,939	$6,793	$6,705

Provision for income taxes	1,022	893	3,670	3,176	3,741	2,166	2,379

Minority interests in net income of subsidiaries	29	23	119	149	278	181	187

Income from continuing operations	$1,932	$1,774	$7,237	$22,071	$6,920	$4,446	$4,139

Average number of shares of Common and Class B stock outstanding	1,206	1,211	1,210	1,211	1,195	1,179	1,071

Amounts Per Share of Common and Class B Stock (d)

Basic income from continuing operations	$1.61	$1.47	$5.99	$18.17	$5.75	$3.73	$3.58

Diluted income from continuing operations	$1.58	$1.43	$5.86	$17.76	$5.62	$3.64	$3.33

Cash dividends	$.50	$.46	$1.88	$1.72	$1.645	$1.47	$1.23

	March 31,	December 31,

	2000	1999	1998	1997	1996	1995
BALANCE SHEET DATA

	(in millions)
Assets

Automotive sector	$99,109	$105,181	$88,744	$85,079	$79,658	$72,772

Financial services sector	175,915	171,048	148,801	194,018	183,209	170,511

Total assets	$275,024	$276,229	$237,545	$279,097	$262,867	$243,283

Long-term Debt

Automotive sector	$9,646	$10,542	$8,713	$7,047	$6,495	$5,475

Financial services sector	75,927	67,517	55,468	73,198	70,641	68,259

Stockholders’ equity	28,419	27,537	23,409	30,734	26,762	24,547

(a)	1998 includes a non-cash gain of $15,955 million that resulted from Ford’s spin-off of Associates First Capital Corporation.

(b)	1997 includes a gain of $269 million on the sale of The Hertz Corporation common stock.

(c)	1996 includes a gain of $650 million on the sale of Associates First Capital Corporation common stock.

(d)	Share data have been adjusted to reflect stock dividends and stock splits.

Unaudited Pro Forma Condensed Consolidated Financial Statements

      These unaudited pro forma condensed consolidated financial statements of Ford Motor Company are derived from the application of pro forma adjustments to our consolidated financial statements and give effect to the terms related to (a) our spin-off of Visteon and (b) the recapitalization. The unaudited pro forma condensed consolidated statement of income for the three months ended March 31, 2000 and the year ended December 31, 1999 have been prepared as if the Visteon spin-off and the recapitalization had occurred as of January 1, 1999. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2000 has been prepared as if the Visteon spin-off and the recapitalization had occurred as of March 31, 2000.

      The following unaudited pro forma condensed consolidated income statements do not purport to be indicative of what our operations would have been had the Visteon spin-off or the recapitalization taken place on the dates indicated. In addition, the results for the three months ended March 31, 2000 are not necessarily indicative of results that may be expected for the full year. The following unaudited pro forma condensed consolidated balance sheet does not purport to be representative of what our financial position would have been had the Visteon spin-off and the recapitalization taken place on the date indicated.

      These unaudited pro forma condensed consolidated financial statements should be read in conjunction with our audited historical financial statements and the related notes thereto, and the other information about Ford included elsewhere in this document, or incorporated by reference in this document.

Ford Motor Company

Pro Forma Condensed Consolidated Statement of Income

	Year Ended December 31, 1999

			Pro		Pro Forma
			Forma		Reflecting
		Adjustments to	Reflecting	Adjustments to	Visteon
		Reflect Visteon	Visteon	Reflect	Spin-Off and
	As Reported(7)	Spin-Off(3)	Spin-Off	Recapitalization(4)	Recapitalization

	(in millions, except per share amounts)

AUTOMOTIVE

Sales	$135,073		$135,073		$135,073

Costs of sales	118,985	$(548)	118,437		118,437

Selling, administrative and other expenses	8,874	(8)	8,866		8,866

Operating Income	7,214	556	7,770		7,770

Net interest income/(expense)	71		71	$(465)	(394)

Equity in net income of affiliated companies	35		35		35

Net expense from transactions with Financial Services	(45)		(45)		(45)

Income before income taxes — Automotive	7,275	556	7,831	(465)	7,366

FINANCIAL SERVICES

Revenues	25,585		25,585		25,585

Costs and expenses	23,051		23,051		23,051

Net revenue from transactions with Automotive	45		45		45

Income before income taxes — Financial Services	2,579	—	2,579	—	2,579

TOTAL COMPANY

Income before income taxes	9,854	556	10,410	(465)	9,945

Provision for income taxes	3,248	186	3,434	(156)	3,278

Income before minority interests	6,606	370	6,976	(309)	6,667

Minority interest in net income of subsidiaries	104		104		104

Net income from continuing operations	$6,502	$370	$6,872	$(309)	$6,563 (1)

Average number of shares of Common and Class B stock outstanding	1,210		1,210	463	1,673 (1)

Amounts Per Share of Common and Class B Stock

Basic income from continuing operations	$5.38		$5.69		$3.93 (1)

Diluted income from continuing operations	$5.26		$5.56		$3.84 (1)

Cash dividends	$1.88		$1.88		$1.14

Ford Motor Company

Pro Forma Condensed Consolidated Statement of Income

	Three Months Ended March 31, 2000

			Pro		Pro Forma
			Forma		Reflecting
		Adjustments to	Reflecting	Adjustments to	Visteon
		Reflect Visteon	Visteon	Reflect	Spin-Off and
	As Reported(7)	Spin-Off(3)	Spin-Off	Recapitalization(4)	Recapitalization

	(in millions, except per share amounts)

AUTOMOTIVE

Sales	$36,175		$36,175		$36,175

Costs of sales	31,578	$2	31,580		31,580

Selling, administrative and other expenses	2,265	(3)	2,262		2,262

Operating Income	2,332	1	2,333		2,333

Net interest income/(expense)	50	—	50	$(140)	(90)

Equity in net loss of affiliated companies	(32)		(32)		(32)

Net expense from transactions with Financial Services	(10)		(10)		(10)

Income before income taxes — Automotive	2,340	1	2,341	(140)	2,201

FINANCIAL SERVICES

Revenues	6,719		6,719		6,719

Costs and expenses	6,086		6,086		6,086

Net revenue from transactions with Automotive	10		10		10

Income before income taxes — Financial Services	643	—	643	—	643

TOTAL COMPANY

Income before income taxes	2,983	1	2,984	(140)	2,844

Provision for income taxes	1,022	—	1,022	(48)	974

Income before minority interests	1,961	1	1,962	(92)	1,870

Minority interest in net income of subsidiaries	29	—	29		29

Net income from continuing operations	$1,932	$1	$1,933	$(92)	$1,841 (2)

Average number of shares of Common and Class B stock outstanding (in millions)	1,206		1,206	459	1,665 (2)

Amounts Per Share of Common and Class B Stock

Basic income from continuing operations	$1.61		$1.61		$1.11 (2)

Diluted income from continuing operations	$1.58		$1.58		$1.09 (2)

Cash dividends	$0.50		$0.50		$.30

Ford Motor Company

Pro Forma Condensed Consolidated Balance Sheet

	March 31, 2000

			Pro		Pro Forma
			Forma		Reflecting
		Adjustments to	Reflecting	Adjustments to	Visteon
		Reflect Visteon	Visteon	Reflect	Spin-Off and
	As Reported(7)	Spin-Off(5)	Spin-Off	Recapitalization(6)	Recapitalization

	(in millions)

ASSETS
Automotive

Cash, cash equivalents and marketable securities	$22,848	$1,902	$24,750	$(10,000)	$14,750

Receivables	4,406	(715)	3,691		3,691

Inventories	6,557		6,557		6,557

Deferred income taxes and other current assets	7,317	(475)	6,842		6,842

Current receivable from Financial Services	1,807		1,807		1,807

Total current assets	42,935	712	43,647	(10,000)	33,647

Equity in net assets of affiliated companies	2,716		2,716		2,716

Net property	35,831		35,831		35,831

Net assets of discontinued operations	1,644	(1,644)	—		—

Other assets	15,983	(523)	15,460		15,460

Total Automotive assets	99,109	(1,455)	97,654	(10,000)	87,654

Total Financial Services assets	175,915		175,915		175,915

Total assets	$275,024	$(1,455)	$273,569	$(10,000)	$263,569

LIABILITIES AND STOCKHOLDERS’ EQUITY
Automotive

Payables, accrued liabilities and taxes payable	$38,819	$340	$39,159		$39,159

Debt payable within one year	1,107		1,107		1,107

Total current liabilities	39,926	340	40,266	$—	40,266

Long-term debt	9,646		9,646		9,646

Other liabilities and deferred income taxes	29,883	1,224	31,107		31,107

Payable to Financial Services	2,283		2,283		2,283

Total Automotive liabilities	81,738	1,564	83,302	—	83,302

Total Financial Services liabilities	164,192		164,192		164,192

Company-obligated mandatorily redeemable preferred securities of a subsidiary trust holding solely junior subordinated debentures of the Company	675		675		675

Stockholders’ equity

Capital stock and capital in excess of par value	6,193		6,193		6,193

Accumulated other comprehensive income	(2,453)		(2,453)		(2,453)

ESOP loan and treasury stock	(1,399)		(1,399)		(1,399)

Earnings retained for use in business	26,078	(3,019)	23,059	(10,000)	13,059

Total stockholders’ equity	28,419	(3,019)	25,400	(10,000)	15,400

Total liabilities and stockholders’ equity	$275,024	$(1,455)	$273,569	$(10,000)	$263,569

Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

      The pro forma information is presented as if the spin-off of Visteon and the recapitalization had occurred as of January 1, 1999 for income statement data, and as of March 31, 2000 for the balance sheet data.

(1)	Pro forma per share amounts for the year ended December 31, 1999 reflecting both the Visteon spin-off and the recapitalization assume (a) that Ford’s share price as calculated for purposes of the recapitalization is $50.5785 (volume weighted average per share price for the five days ended May 26, 2000) and (b) that elections are made resulting in shareholders receiving $10 billion. Assuming a 10% increase in Ford’s share price to $55.636, pro forma shares outstanding would be 1,607 million and pro forma basic and diluted income per share from continuing operations would be $4.09 and $4.00, respectively. Assuming a 10% decrease in Ford’s share price to $45.521, pro forma shares outstanding would be 1,764 million and pro forma basic and diluted income per share from continuing operations would be $3.72 and $3.64, respectively. Assuming shareholders elect to receive only $5 billion in cash (and a Ford share price of $50.5785), pro forma income from continuing operations would be $6,718 million, pro forma shares outstanding would be 1,831 million shares, and pro forma basic and diluted income per share from continuing operations would be $3.66 and $3.58, respectively.

(2)	Pro forma per share amounts for the three months ended March 31, 2000 reflecting both the Visteon spin-off and the recapitalization assume (a) that Ford’s share price as calculated for purposes of the recapitalization is $50.5785 (volume weighted average per share price for the five days ended May 26, 2000) and (b) that elections are made resulting in shareholders receiving $10 billion. Assuming a 10% increase in Ford’s share price to $55.636, pro forma shares outstanding would be 1,595 million and pro forma basic and diluted income per share from continuing operations would be $1.15 and $1.13, respectively. Assuming a 10% decrease in Ford’s share price to $45.521, pro forma shares outstanding would be 1,751 million and pro forma basic and diluted income per share from continuing operations would be $1.05 and $1.03, respectively. Assuming shareholders elect to receive only $5 billion in cash (and a Ford share price of $50.5785), pro forma income from continuing operations would be $1,887 million, pro forma shares outstanding would be 1,820 million shares, and pro forma basic and diluted income per share from continuing operations would be $1.03 and $1.02, respectively.

(3)	Reflects a 5% price reduction on products purchased by Ford from Visteon, retention of costs related to certain Visteon employee benefits and the applicable income tax effects thereof.

(4)	Reflects an adjustment to investment income associated with lower average cash and marketable securities balances resulting from the recapitalization. This pro forma adjustment assumes that $10 billion is distributed to shareholders and is based on our actual investment income as a percentage of our average cash and marketable securities balance during the period in the Automotive sector (4.65% for the year ended December 31, 1999, and 5.60% for the three months ended March 31, 2000). Also reflects the applicable tax effect of this adjustment.

(5)	Reflects the effects on Ford of capitalization of Visteon as an independent company, the payment terms of the ongoing planned payment terms between Ford and Visteon, Ford’s retention of certain Visteon employee benefit obligations, and applicable income tax effects thereof.

(6)	Reflects, as part of the recapitalization, payment of $10 billion to shareholders.

(7)	Historical periods presented have been restated, where appropriate, to reflect the operations and assets of Visteon as a discontinued operation. Ford’s financial statements first reflect Visteon as a discontinued operation in the quarter ended March 31, 2000.

MARKET PRICE AND DIVIDEND INFORMATION

      Our common stock is listed on the New York Stock Exchange under the symbol “F,” as well as on a number of foreign exchanges. The following table shows the range of the high and low sale prices of shares of our common stock, as reported on the New York Stock Exchange Composite Transactions Tape for each quarterly period during the last two years. Ford’s fiscal year is the same as the calendar year. The table also shows the per share cash dividend amounts paid for each of these quarterly periods.

Ford Common Stock

	High		Low		Dividends

1997

First Quarter	$35		$30	3/4	$0.385

Second Quarter	39	1/2	30		0.42

Third Quarter	46	1/8	38	3/16	0.42

Fourth Quarter	50	1/4	41	1/2	0.42

1998

First Quarter	$65	11/16	$42	5/8	$0.42

Second Quarter	65	15/16	42	1/2	0.42

Third Quarter	61	7/16	40	5/8	0.42

Fourth Quarter	59	7/8	38	13/16	0.46

1999

First Quarter	$66	1/2	$55	1/4	$0.46

Second Quarter	67	7/8	52	5/8	0.46

Third Quarter	58	5/8	46	1/4	0.46

Fourth Quarter	57		48	1/2	0.50

2000

First Quarter	$55	3/16	$40	1/4	$0.50

Second Quarter (through June 26, 2000)	57	1/4	42	1/2	0.50

      Recent Share Prices. On April 13, 2000, the last trading day before the public announcement of the recapitalization, the closing sale price of Ford common stock on the New York Stock Exchange Composite Transactions Tape was $54  7/16. On June 26, 2000, the closing sale price of Ford common stock on the New York Stock Exchange Composite Transaction Tape was $42  7/8. No assurance can be given as to the market price of Ford common stock at any time before the recapitalization or as to the market price of new Ford common stock after the recapitalization. However, it is expected that the market price of new Ford common stock after the recapitalization will reflect a greater number of shares outstanding. As a result, the post-recapitalization price of new Ford common stock is likely to be lower than the pre-recapitalization price of old Ford common stock.

THE RECAPITALIZATION AGREEMENT

      The following is a summary of the material terms of the recapitalization agreement. This summary does not purport to describe all the terms of the recapitalization agreement and is qualified by the complete recapitalization agreement which is attached as Appendix A to this proxy statement/prospectus and incorporated by reference. All stockholders are urged to read carefully the recapitalization agreement in its entirety.

General

      Under the recapitalization agreement, a wholly-owned subsidiary of Ford will merge with and into Ford, with Ford continuing as the surviving corporation.

Effect on Capital Stock

      The recapitalization agreement provides for the elections and the proration described under the section entitled “The Recapitalization — General.”

Fractional Shares

      No fractional shares will be issued in the recapitalization to any stockholder who would in the aggregate hold less than one share of new Ford common stock or new Class B stock. Those stockholders who would in the aggregate hold less than one share of new common stock or Class B stock will instead receive cash equal to the value of such share, determined by multiplying such fraction by the excess of (a) the average Ford share price over (b) the product of $20 multiplied by the quotient of the average Ford share price divided by the lesser of the average Ford share price and $60.

Method of Making Elections

      You have already received or will receive an election and transmittal form. You should mail the election and transmittal form indicating the form of consideration that you wish to receive in the recapitalization, together with your Ford common stock or Class B stock certificates, to the exchange agent at one of the addresses listed below:

if sent through the mail: EquiServe P.O. Box 832004 Boston, MA 02283-2004	if sent by overnight delivery service: EquiServe 40 Campanelli Drive Braintree, MA 02184 Attn: Ford Motor Company
if delivered by hand: EquiServe c/o Securities Transfer and Reporting Services, Inc. Attn: Corporate Actions 100 William Street, Galleria New York, NY 10038	if sent by facsimile transmission (fax): EquiServe (781) 575-4826 (fax) (781) 575-4827 (fax) (781) 575-4816 (telephone confirmation)

      If you hold shares in book entry form at EquiServe, you need not surrender stock certificates relating to such shares.

      We have retained Georgeson Shareholder Communications Inc. as information agent to assist you in connection with the recapitalization. Persons in the United States and Canada may call Georgeson at (800) 243-7812 (toll free), persons outside the United States and Canada may call 00-44-207-335-7281 and banks, brokers and other financial institutions may call (212) 440-9800 (collect) to request additional documents and to ask any questions.

      As described under “Exchange of Certificates” below, you or your broker acting on your behalf must send in the election and transmittal form(s) together, unless your shares are held in book entry form at EquiServe, with your stock certificates to the exchange agent. To make an election, all necessary documentation must be received by the exchange agent by the start of the special meeting, which is scheduled for 8:30 a.m., eastern daylight savings time, on August 2, 2000.

      In the alternative, if your certificates of Ford common stock and Class B stock are not immediately available, or time will not permit your certificates and other required documents to reach the exchange agent before the start of the special meeting, which is scheduled for 8:30 a.m., eastern daylight savings time, on August 2, 2000, you may comply with the procedures for guaranteed delivery if:

•	you tender your certificates through an eligible institution, that is, a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or a correspondent in the United States (most banks and financial institutions are eligible institutions);

•	before the start of the special meeting, which is scheduled for 8:30 a.m., eastern daylight savings time, on August 2, 2000, the exchange agent has received from the eligible institution a notice of guaranteed delivery in the form we have provided which may be sent via facsimile. The notice of guaranteed delivery must state the name and address of the holder of Ford common or Class B stock and the amount of stock being exchanged, and that the surrender of stock is being made thereby and will guarantee that by 5:00 p.m., eastern daylight savings time, on August 4, 2000, the second New York Stock Exchange trading day following the special meeting the certificates for all physically surrendered stock, in proper form for transfer, or a book entry confirmation, together with any other documents required by the election and transmittal form will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically surrendered Ford common or Class B stock, in proper form for transfer, or book entry confirmation, together with all other documents required by the letter of transmittal, are received by the exchange agent by 5:00 p.m., eastern daylight savings time, on August 4, 2000, the second New York Stock Exchange trading day after the Ford special meeting.

      If you choose to send your election by fax, you must use the guaranteed delivery procedure and your stock certificates must be physically delivered by an eligible institution to the exchange agent (by hand, mail or by overnight delivery service) and must actually be received by the exchange agent by 5:00 p.m., eastern daylight savings time, on August 4, 2000, the second New York Stock Exchange trading day after the Ford special meeting. In addition, there are certain practical risks of attempting delivery by fax. In particular, any decision by the exchange agent as to whether a form of election has been timely received by it will be final and binding on all stockholders, and shall apply notwithstanding, in the case of a facsimile transmission, that the holder may have received a confirmation of receipt.

      In all cases, the risk of the method of delivery is on you and if the exchange agent does not receive the required documents in a timely manner, your election will not be validly made. If you fail to validly make an election, you will be deemed to have made an election to receive $20 in cash and one share of new Ford common stock (or new Class B stock if you are currently a Class B stockholder) for each of your Ford shares.

      You may revoke your election at any time before the start of the special meeting, which is scheduled for 8:30 a.m., eastern daylight savings time, on August 2, 2000. For a revocation to be effective, a written notice of revocation must be received by the exchange agent. Additionally, you may change your original election and make a new election by submitting a notice of revocation and by indicating on the written notice of revocation the new election choice that you wish to make. The notice of revocation must:

•	specify the name of the person having tendered the Ford shares to be withdrawn;

•	identify the number and class of Ford shares to be withdrawn;

•	specify the name in which physical Ford share certificates are registered, if different from that of the revoking holder; and

•	if you are changing your election, specify the new election that you wish to make.

      If you make a valid revocation but fail to make a valid new election you will be treated as if you made a $20 cash election. If you make an invalid revocation but make a new election that would otherwise be valid, you will be treated as if you did not make a revocation and your original election will apply. If you make a valid revocation and a valid new election your new election will apply.

      Immediately following the recapitalization, the exchange agent will send letters of transmittal to those stockholders who have not delivered the election and transmittal form before the closing of the recapitalization. You are responsible for completing and returning the letter of transmittal to the exchange agent.

      If required by law, we may withhold amounts from the consideration to be received by certain stockholders in the recapitalization in order to comply with the tax laws of the United States and other jurisdictions. You must complete and sign the Substitute Form W-9 in Box D on the reverse side of the election and transmittal form.

      If any of your certificates representing Ford common or Class B stock have been lost, stolen or destroyed, you will not be entitled to make an election unless, before the deadline referred to above, you have followed the instructions in the election and transmittal form for providing an affidavit of loss and submitting a payment to the transfer agent for the premium of an indemnity bond in the amount specified in such form and otherwise have provided the necessary documentation including a letter of transmittal in a timely manner.

Exchange of Certificates

      The Company has appointed EquiServe to act as exchange agent to handle the exchange of old Ford common stock and Class B stock certificates for new Ford common stock (by book entry transfer) and Class B stock certificates. Soon after the effective time of the recapitalization, the exchange agent will mail a letter of transmittal, which is to be used to exchange old Ford stock certificates, to each holder of old Ford common stock or Class B stock who had not previously submitted a properly completed election and transmittal form. The letter of transmittal will contain instructions explaining the procedure for surrendering old shares of Ford stock. You should not return certificates with the enclosed proxy card.

      Holders of old Ford stock who surrender their certificates, together with a properly completed election and transmittal form, will receive:

•	a confirmation of book entry credit for shares of new common stock;

•	a new Class B stock certificate (in the case of new Class B shares to be distributed); and

•	the amount of cash, if any, received in the recapitalization.

      After the recapitalization, each certificate that previously represented shares of old Ford stock will only represent the right to receive the shares of new common stock or new Class B stock and the amount of cash, if any, that those shares of old common stock or Class B stock were converted into.

      The Company will not pay to persons who are entitled to receive shares of new Ford stock in the recapitalization dividends that are declared on such shares until the stock certificates representing the shares of old Ford stock that were converted into the shares of new Ford stock are surrendered to the exchange agent. However, once those certificates are surrendered, the Company will pay to the holder, without interest, any dividends that have been declared after the effective date of the recapitalization on the shares of new Ford stock.

      Any stockholders who have not complied with the exchange procedures within six months following the closing of the recapitalization may look only to Ford for payment of new Ford common stock or new Class B stock, and any unpaid dividends and distributions on new Ford common stock or Class B stock. Neither Ford nor the exchange agent nor any other person will be liable to you for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws.

      No interest will be paid or accrued on any cash payable pursuant to the recapitalization, or amounts payable in respect of any fractional share interests, or on unpaid dividends or distributions which are paid on or following the surrender of certificates representing shares of Ford common or Class B stock.

      It is up to you to decide how to deliver your form of election, certificates and any other required documents. It is your responsibility that all necessary materials get to the exchange agent in a timely manner.

Closing

      Unless the Company decides otherwise, the closing of the recapitalization will take place on the date that all closing conditions have been satisfied or waived.

Restated Certificate of Incorporation

      If the recapitalization proposal is approved, the restated certificate of incorporation of the Company will be amended to include the following changes:

•	The number of shares of authorized Class B stock will be increased from 265,058,688 to 530,117,376 and the number of shares of authorized common stock will be increased from 3,000,000,000 to 6,000,000,000.

•	The par value of the shares of new common stock and new Class B stock will be $.01, rather than the current par value of $1.00.

•	Upon liquidation, subject to the rights of any other class or series of stock having a preference on liquidation, each share of new Ford common stock will be entitled to the first $.50 available for distribution to new common and new Class B stockholders, each share of new Class B stock will be entitled to the next $1.00 so available, each share of new common stock will be entitled to the next $.50 available and each share of new common and new Class B stock will be entitled to an equal amount thereafter. Currently, common stock and Class B stock share equally upon liquidation, regardless of the amount available for distribution to them, on a per share basis.

By-Laws

      The by-laws have been amended to provide for uncertificated shares. Subject to the consummation of the recapitalization, all common stock certificates will be maintained in book entry form, unless a common stockholder requests physical delivery of a certificate in accordance with the applicable procedures. These procedures will be described in the confirmations of book entry credit for new shares delivered following the recapitalization. The by-laws of Ford following the recapitalization will be the same as the by-laws immediately before the recapitalization.

Directors and Officers

      The directors and officers of the Company at the effective time of the recapitalization will continue to be the directors and officers of the Company after the effective time of the recapitalization.

Conditions to the Recapitalization

      The obligations of Ford and the Ford Value Corporation to consummate the recapitalization are subject to the satisfaction (or waiver, to the extent permitted by applicable law and by the agreement itself) by each of them of the following conditions:

•	the adoption and approval of the recapitalization agreement by the Ford stockholders;

•	the absence of any law, order or injunction prohibiting the completion of the recapitalization and the absence of any proceeding challenging the recapitalization agreement or seeking to prohibit or delay the recapitalization which the Ford board of directors determines would make the recapitalization no longer advisable;

•	all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, shall have expired or terminated and all other actions relating to governmental approvals of the recapitalization have been completed unless the failure to complete such actions would not reasonably be expected to have a material adverse effect on the Company;

•	the approval for listing by the New York Stock Exchange of new Ford common stock to be issued in the recapitalization, subject to official notice of issuance;

•	the Securities and Exchange Commission having declared effective the registration statement, of which this proxy statement/prospectus forms a part;

•	receipt by the Company of all material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties with contracts with the Company as are necessary for completion of the recapitalization, other than those which, if not obtained, would not have a material adverse effect on the Company; and

•	new stock elections shall have been validly made (and not revoked or lost) with respect to a number of shares of common stock and Class B stock such that stockholders electing to receive cash, whether pursuant to a pro rata election or a $20 cash election, with respect to each of their shares will undergo a reduction of interest in Ford of at least one percent as compared to their interest in Ford immediately before the recapitalization.

      The only material United States regulatory approvals that must be obtained are certain filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and its associated rules. Under this act certain existing holders of Ford common and/or Class B stock may be required to furnish certain information to the Antitrust Division of the United States Department of Justice and the Federal Trade Commission. As a condition to the completion of the recapitalization, the required waiting periods under such act shall have expired or terminated.

Termination

      To the extent permitted by law, our board of directors may decide to terminate the recapitalization agreement and abandon the recapitalization at any time before the effective time in its sole discretion, including by reason of the number of shares seeking appraisal rights. If the recapitalization agreement is terminated, it shall become void and of no effect without any liability on the part of any party to the agreement.

Amendments and Waiver

      The recapitalization agreement may be amended by mutual consent of the boards of directors of Ford and its wholly-owned subsidiary at any time before the effective time of the recapitalization, even if the recapitalization proposal has received stockholder approvals. To the fullest extent permitted by law, any provision of the recapitalization agreement may be waived prior to the effective time of the recapitalization.

DESCRIPTION OF FORD CAPITAL STOCK

      This section contains a description of our capital stock. This description includes not only our common stock, but also our Class B stock and Series B preferred stock, certain terms of which affect the common stock. The following summary of the terms of our capital stock is not meant to be complete and is qualified by reference to our restated certificate of incorporation. See “Where You Can Find More Information.”

      Our authorized capital stock currently consists of 3,000,000,000 shares of common stock, 265,058,688 shares of Class B stock and 30,000,000 shares of preferred stock. Following the recapitalization we will have authorized 6,000,000,000 shares of common stock, 530,117,376 shares of Class B stock and 30,000,000 shares of preferred stock.

      As of June 27, 2000, we had outstanding 1,134,000,007 shares of common stock, 70,852,076 shares of Class B stock and 7,096,688 depositary shares, each representing 1/2,000th of a share of Series B preferred stock, with a liquidation preference equal to $25.00 per depositary share.

Common Stock, Class B Stock and Preferred Stock

      Rights to Dividends and on Liquidation. Each share of common stock and Class B stock is entitled to share equally in dividends (other than dividends declared with respect to any outstanding preferred stock) when and as declared by our Board of Directors, except as stated below under the subheading “Stock Dividends.” After the recapitalization, upon liquidation, subject to the rights of any other class or series of stock having a preference on liquidation, each share of new Ford common stock will be entitled to the first $.50 available for distribution to new common and new Class B stockholders, each share of new Class B stock will be entitled to the next $1.00 so available, each share of new common stock will be entitled to the next $.50 available and each share of new common and new Class B stock will be entitled to an equal amount after that. The current common stock and Class B stock share equally upon liquidation, regardless of the amount available for distribution to them, on a per share basis. Any outstanding preferred stock would rank senior to the new common stock and new Class B Stock in respect of liquidation rights and could rank senior to that stock in respect of dividend rights.

      Voting — General. All general voting power is vested in the holders of common stock and the holders of Class B stock, voting together without regard to class, except as stated below in the subheading “Voting by Class.” The voting power of the shares of stock is determined as described below. However, we could in the future create series of preferred stock with voting rights equal to or greater than our common stock or Class B stock.

      Each holder of common stock is entitled to one vote per share, and each holder of Class B stock is entitled to a number of votes per share derived by a formula contained in our restated certificate of incorporation. As long as at least 60,749,880 shares of Class B stock remain outstanding, the formula will result in holders of Class B stock having 40% of the general voting power and holders of common stock and, if issued, any preferred stock with voting power having 60% of the general voting power.

      If the number of outstanding shares of Class B stock falls below 60,749,880, but remains at least 33,749,932, then the formula will result in the general voting power of holders of Class B stock declining to 30% and the general voting power of holders of common stock and, if issued, any preferred stock with voting power increasing to 70%.

      If the number of outstanding shares of Class B stock falls below 33,749,932, then each holder of Class B stock will be entitled to only one vote per share.

      Based on the number of shares of Class B stock and common stock outstanding as of June 27, 2000, each holder of Class B stock is entitled to 10.670 votes per share. Of the outstanding

Class B stock as of June 27, 2000, 47,101,508 shares were held in a voting trust. The trust requires the trustee to vote all the shares in the trust as directed by holders of a plurality of the shares in the trust.

      Right of Preferred Stock to Elect a Maximum of Two Directors in Event of Default. It would be customary for any preferred stock that we may issue to provide that if at any time we are delinquent in the payment of six or more quarters’ worth of dividends (whether or not consecutive), the holders of the preferred stock, voting as a class, would be entitled to elect two directors (who would be in addition to the directors elected by the stockholders generally). These voting rights are required to be provided if the preferred stock is listed on the New York Stock Exchange and are provided for in our Series B preferred stock.

      Non-Cumulative Voting Rights. Our common stock and Class B stock, as well as any preferred stock with voting power we may issue, do not and will not have cumulative voting rights. This means that the holders who have more than 50% of the votes for the election of directors can elect 100% of the directors if they choose to do so.

      Voting by Class. If we want to take any of the following actions, we must obtain the vote of the holders of a majority of the outstanding shares of Class B stock, voting as a class:

•	issue any additional shares of Class B stock (with certain exceptions);

•	reduce the number of outstanding shares of Class B stock other than by holders of Class B stock converting Class B stock into common stock or selling it to the Company;

•	change the capital stock provisions of our restated certificate of incorporation;

•	merge or consolidate with or into another corporation;

•	dispose of all or substantially all of our property and assets;

•	transfer any assets to another corporation and in connection therewith distribute stock or other securities of that corporation to our stockholders; or

•	voluntarily liquidate or dissolve.

      Voting Provisions of Delaware Law. In addition to the votes described above, any special requirements of Delaware law must be met. The Delaware General Corporation Law contains provisions on the votes required to amend certificates of incorporation, merge or consolidate, sell, lease or exchange all or substantially all assets, and voluntarily dissolve.

      Ownership and Conversion of Class B Stock. In general, only members of the Ford family or their descendants or trusts or corporations in which they have specified interests can own or be registered as record holders of shares of Class B stock, or can enjoy for their own benefit the special rights and powers of Class B stock. A holder of shares of Class B stock can convert those shares into an equal number of shares of common stock for the purpose of selling or disposing of those shares. Shares of Class B stock acquired by the Company or converted into common stock cannot be reissued by the Company.

      Preemptive and Other Subscription Rights. Holders of common stock do not have any right to purchase additional shares of common stock if we sell shares to others. If, however, we sell Class B stock or obligations or shares convertible into Class B stock (subject to the limits on who can own Class B stock described above), then holders of Class B stock will have a right to purchase, on a ratable basis and at a price just as favorable, additional shares of Class B stock or those obligations or shares convertible into Class B stock.

      In addition, if shares of common stock (or shares or obligations convertible into such stock) are offered to holders of common stock, then we must offer to the holders of Class B stock shares of Class B stock (or shares or obligations convertible into such stock), on a ratable basis, and at the same price per share.

      Stock Dividends. If we declare and pay a dividend in our stock, we must pay it in shares of common stock to holders of common stock and in shares of Class B stock to holders of Class B stock.

      Ultimate Rights of Holders of Class B Stock. If and when the number of outstanding shares of Class B stock falls below 33,749,932, the Class B stock will become freely transferable and will become substantially equivalent to common stock. At that time, holders of Class B stock will have one vote for each share held, will have no special class vote, will be offered common stock if common stock is offered to holders of common stock, will receive common stock if a stock dividend is declared, and will have the right to convert such shares into an equal number of shares of common stock irrespective of the purpose of conversion.

      Miscellaneous; Dilution. If we increase the number of outstanding shares of Class B stock (by, for example, doing a stock split or stock dividend), or if we consolidate or combine all outstanding shares of Class B stock so that the number of outstanding shares is reduced, then the threshold numbers of outstanding Class B stock (that is, 60,749,880 and 33,749,932) that trigger voting power changes will automatically adjust by a proportionate amount.

Series B Preferred Stock

      General. Our Series B preferred stock is not convertible into any other securities. We are not obligated to redeem or retire the Series B preferred stock.

      Ranking. The Series B preferred stock ranks senior to the common stock and Class B stock with respect to dividends and upon liquidation. Generally, this means that we cannot pay dividends on our common stock and Class B stock unless we have paid the full amount of the dividends on the Series B preferred stock that are due and owing at that time. Also, if we are dissolved or liquidated, holders of the Series B preferred stock are required to be paid the full amount of the liquidation preference ($50,000 per share) before any assets can be distributed to holders of common stock or Class B stock.

      While Series B preferred stock is outstanding, we cannot create any class of stock that ranks senior to the Series B preferred stock with respect to dividends or upon liquidation without the consent of the holders of two-thirds of the outstanding shares of Series B preferred stock.

      Dividends. Holders of Series B preferred stock are entitled to receive, when and as declared by our board of directors, cumulative cash dividends at the rate per annum of 8.25% per share on the liquidation preference of the Series B preferred stock. We pay dividends on the Series B preferred stock quarterly on the first business day of March, June, September and December of each year.

      Redemption. We cannot redeem the Series B preferred stock before December 1, 2002, but we can redeem it anytime on and after that date. If we decide to redeem, we can redeem all of the outstanding shares at once, or we can redeem some of the shares at different times. The redemption price is $50,000 per share, plus an amount equal to accrued and unpaid dividends.

      We cannot redeem less than all of the outstanding shares of Series B preferred stock unless we have paid the full amount of the dividends on the Series B preferred stock and any other preferred stock ranking equal to the Series B preferred stock that are due and owing at that time.

      We also cannot purchase through voluntary sales any shares of Series B preferred stock or any equally ranking preferred stock unless (i) we have paid the full amount of the dividends on the Series B preferred stock and any equally ranking preferred stock that are due and owing at the time or (ii) the purchases are pursuant to a purchase or exchange offer made on the same terms to all holders of Series B preferred stock and any equally ranking preferred stock.

      We cannot redeem any shares of Series B preferred stock unless we have sold enough common stock during the two-year period before the redemption so that the money we received from those sales at least equals the liquidation preference ($50,000 per share) of the Series B preferred stock we want to redeem.

      Voting Rights. The only voting rights the holders of shares of Series B preferred stock have are those described below:

•	If we are delinquent in the payment of six or more quarters’ worth of dividends (whether or not consecutive) on the Series B preferred stock, then the number of directors of the Company will be increased by two and the holders of shares of Series B preferred stock, voting together as a class with the holders of any other series of preferred stock which have the same voting rights, will have the right to elect the two additional directors to our board of directors at our next annual meeting of stockholders and at each subsequent annual meeting until all such dividends on the Series B preferred stock (and on any other series of preferred stock having the same voting rights) have been paid in full.

•	If we want to change our restated certificate of incorporation in a way that would materially and adversely affect the holders of the Series B preferred stock or if we want to create or increase the amount of any class of stock with rights as to dividends and liquidation that are greater than the Series B preferred stock, then we must get the approval of holders of at least two thirds of the outstanding shares of Series B preferred stock.

COMPARISON OF RIGHTS OF FORD STOCKHOLDERS
BEFORE AND AFTER THE RECAPITALIZATION

      While the rights of holders of new Ford common and Class B stock will be generally similar to the rights that such holders have before the recapitalization, there will be important differences with respect to the par value of such shares and their rights upon liquidation. The new shares have a par value of $.01, rather than the current par value of $1.00. Upon liquidation, subject to the rights of any other class or series of stock having a preference on liquidation, each share of new common stock will be entitled to the first $.50 available for distribution to common and Class B stockholders, each share of new Class B stock will be entitled to the next $1.00 so available, each share of new common stock will be entitled to the next $.50 available and each share of new common stock and new Class B stock will be entitled to an equal amount thereafter. The current common stock and Class B stock share equally upon liquidation, regardless of the amount available for distribution to them, on a per share basis. We are also doubling the numbers of authorized shares of each such new class relative to the currently authorized amounts.

LEGAL MATTERS

      John M. Rintamaki, who is our Group Vice President and Chief of Staff, General Counsel and Secretary, or another of our lawyers, will give us an opinion about the legality of the new Ford common stock and Class B stock to be issued in the recapitalization. Mr. Rintamaki owns, and such other lawyer would likely own, new Ford common stock and options to purchase shares of new Ford common stock.

      Certain United States federal income tax consequences of the recapitalization will be passed upon for Ford by Skadden, Arps, Slate, Meagher & Flom LLP.

EXPERTS

      The financial statements incorporated in this proxy statement/ prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority of said firm as experts in auditing and accounting.

      None of the financial information included in our 10-Q reports has been audited by PricewaterhouseCoopers. Accordingly, you should restrict your reliance on their reports on such information. PricewaterhouseCoopers reports on the interim financial information do not constitute “reports” or “parts” of the proxy statement/prospectus prepared or certified by PricewaterhouseCoopers within the meaning of Sections 7 and 11 of the Securities Act of 1933.

STOCKHOLDER PROPOSALS FOR 2001

      Any stockholder proposal intended for inclusion in the proxy material for the 2001 annual meeting must be received no later than December 13, 2000. Stockholder proposals submitted outside of the process described in Rule 14a-8 of the Securities Exchange Act of 1934, as amended, will not be considered at any annual meeting of stockholders. The Company will not include in the Notice of Annual Meeting proposals not in compliance with Rule 14a-8 and, under the Company’s by-laws, no business other than that stated in the notice of meeting can be transacted at the meeting.

OTHER MATTERS

      As of the date of this proxy statement/prospectus, our board of directors knows of no matters that will be presented for consideration at the special meeting other than as described in this proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

      We file reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by us at the Commission’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the following Regional Offices of the Commission: 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. Ford common stock is listed on the NYSE under the symbol “F,” and such material relating to the Company may also be inspected at the offices of the NYSE, 20 Broad Street, New York, NY 10005. Certain of such reports, statements and other information filed by the Company are also available on the Internet at the SEC’s World Wide Web site at http://www.sec.gov.

      We have filed a Form S-4 with the SEC to register the new common stock and new Class B stock to be issued in the recapitalization. This document is part of the Form S-4 and constitutes part of a prospectus in addition to being a proxy statement of Ford for the special meeting. As allowed by SEC rules, this document does not contain all the information you can find in the Form S-4 or the exhibits to the Form S-4.

      The SEC allows us to “incorporate by reference” information into this document, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this document, except for any information superseded by information in this document. This document incorporates by reference the documents set forth below that we have previously filed with the SEC. These documents contain important information about Ford and its finances.

Ford SEC Filings (File No. 1-3950)	Period/as of Date

Annual Report on Form 10-K	Year ended December 31, 1999

Quarterly Report on Form 10-Q	Quarter ended March 31, 2000

Proxy Statement	Filed on April 11, 2000

Current Reports on Form 8-K	Filed on January 14, 2000, January 26, 2000, February 4, 2000, March 17, 2000, April 14, 2000, April 17, 2000 and May 24, 2000

      We are also incorporating by reference additional documents that we file with the SEC after the date of this document and before the date of the special meeting.

      If you are a stockholder, we may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the SEC. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in the document. Stockholders may obtain documents incorporated by reference in this document by requesting them in writing or by telephone from Ford at the following address:

Mail:	Telephone:
Ford Motor Company	Within the U.S. and Canada:	(800) 555-5259
Shareholder Relations	Outside the U.S. and Canada:	(313) 845-8540
One American Road	Facsimile:	(313) 845-6073
Dearborn, MI 48126-2798
E-mail: stockinf@ford.com

      If you would like to request documents from us, please do so by July 26, 2000 to receive them before the special meeting.

      We have not authorized anyone to give any information or make any representation about the recapitalization of our Company that differs from, or adds to, the information in this document or in our documents that are publicly filed with the SEC. Therefore, if anyone does give you different or additional information, you should not rely on it.

      The information contained in this document speaks only as to its date unless the information specifically indicates that another date applies. Information in this document about the Company has been supplied by the Company.

FORWARD-LOOKING STATEMENTS

      Statements included or incorporated by reference herein may constitute “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties, and other factors that could cause actual results to differ materially from those stated, including, without limitation:

•	greater price competition in the U.S. and Europe resulting from currency fluctuations, industry overcapacity or other factors;

•	a significant decline in industry sales, particularly in the U.S. or Europe, resulting from slowing economic growth;

•	currency or commodity price fluctuations;

•	further economic difficulties in South America or Asia;

•	higher fuel prices;

•	a market shift from truck sales in the U.S.;

•	lower-than-anticipated residual values for leased vehicles;

•	labor or other constraints on our ability to restructure our business;

•	increased safety or emissions regulation resulting in higher costs and/or sales restrictions;

•	work stoppages at key Ford or supplier facilities; and

•	the discovery of defects in vehicles resulting in recall campaigns, increased warranty costs or litigation.

For more information as to various risks relevant to our business and results of operations see our other filings with the Securities and Exchange Commission. See “Where You Can Find More Information.”

APPENDIX A

RECAPITALIZATION AGREEMENT AND PLAN OF MERGER

Dated as of June 27, 2000

between

FORD MOTOR COMPANY

and

FORD VALUE CORPORATION

      RECAPITALIZATION AGREEMENT AND PLAN OF MERGER, dated as of June 27, 2000 (this “Agreement”), between Ford Motor Company, a Delaware corporation (the “Company”) and Ford Value Corporation, a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”).

      WHEREAS, as of May 19, 2000, the total number of shares of all classes of stock that the Company had authority to issue is 3,295,058,688, consisting of 30,000,000 shares of Preferred Stock of the par value of $1.00 per share (the “Preferred Stock”), of which 3,548.344 were outstanding (all such outstanding shares of Preferred Stock being designated as Series B Cumulative Preferred Stock), 265,058,688 shares of Class B Stock of the par value of $1.00 per share (the “Class B Stock”), of which 70,852,076 were outstanding, and 3,000,000,000 shares of Common Stock of the par value of $1.00 per share (the “Common Stock”), of which 1,134,106,341 were outstanding; and the total number of shares of all classes of stock that Merger Sub has authority to issue is 100 shares of common stock of the par value of $1.00 per share (the “Merger Sub Common Stock”), of which 100 are issued and outstanding;

      WHEREAS, the Company desires that Merger Sub merge with and into the Company (hereinafter, in such capacity, sometimes referred to as the “Surviving Corporation”), upon the terms and subject to the conditions set forth in this Agreement (the “Merger”), in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

      WHEREAS, pursuant to this Agreement and as a result of the Merger, each share of Common Stock or Class B Stock, respectively, issued and outstanding immediately prior to the effective time of the Merger, other than any Dissenting Shares (as such term is defined in Section 1.7 hereof), will, upon the terms and subject to the conditions and limitations set forth herein, at the election of the holders thereof either be converted into the right to receive (i) one share of a new class of common stock, par value $.01 per share, of the Surviving Corporation (“New Common Stock”), or one share of a new class of Class B Stock, par value $.01 per share, of the Surviving Corporation (“New Class B Stock”), as the case may be, and $20.00 in cash (subject to increase in the event that the Average Ford Share Price (as defined in Section 1.2(b)(i) hereof) exceeds $60), (ii) one share of New Common Stock or New Class B Stock, as the case may be, plus a fraction of a share of New Common Stock, as determined in accordance with Article I hereof, or (iii) one share of New Common Stock or New Class B Stock, as the case may be, and an additional fraction of a share of New Common Stock and cash, each as determined in accordance with Article I hereof.

      WHEREAS, the Boards of Directors of the Company and Merger Sub by resolutions duly adopted have approved the terms of this Agreement and of the Merger, have declared the advisability of this Agreement and of the Merger and determined them to be fair to and in the best interests of the Company and Merger Sub, and have directed the submission of this Agreement to their respective stockholders for approval; and

      WHEREAS, the Merger is intended to constitute a reorganization of the Company within the meaning of Section 368(a)(1)(E) of the Internal Revenue Code of 1986, as amended (the “Code”).

      NOW, THEREFORE in consideration of the premises and the mutual agreements and provisions herein contained, the parties hereto agree as follows:

ARTICLE I

THE MERGER

      SECTION 1.1  The Merger.  (a) Upon the terms and subject to the conditions of this Agreement, at the Effective Time (as defined below), Merger Sub shall be merged with and into the Company in accordance with the DGCL, the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation of the Merger.

      (b)  Following satisfaction or waiver of all conditions to the Merger, the Company and Merger Sub shall file a certificate of merger with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger shall become effective at such time as the certificate of merger is duly filed with the Secretary of State of the State of Delaware or at such later time as is specified in the certificate of merger (the “Effective Time”).

      (c)  At and after the Effective Time, the Merger shall have the effects set forth in the DGCL. Without limiting the foregoing and subject thereto, from and after the Effective Time, the Surviving Corporation shall possess all the rights, privileges, powers and franchises and be subject to all of the restrictions, disabilities and duties of the Company and Merger Sub, all as provided under the DGCL.

      SECTION 1.2  Effect on Capital Stock.  At the Effective Time:

      (a)  Each share of Merger Sub Common Stock outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be cancelled and retired and cease to exist, without any conversion thereof.

      (b)  Except as otherwise provided in this Agreement and subject to Section 1.4 hereof, each share of Common Stock and each share of Class B Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares (as defined in Section 1.7(a) hereof)) shall, by virtue of the Merger, be converted into and become exchangeable for the right to receive the following (the “Exchange Consideration”):

(i) for each share of Common Stock and each share of Class B Stock with respect to which an election to receive solely shares of stock has been effectively made and not revoked or lost, pursuant to Section 1.3 hereof (a “New Stock Election”), one share of New Common Stock (in the case of holders of Common Stock) or one share of New Class B Stock (in the case of holders of Class B Stock) plus a fraction of a share of New Common Stock, the numerator of which is (x) $20.00 and the denominator of which is (y) the excess of (1) the lesser of $60 and the Average Ford Share Price (as hereinafter defined) over (2) $20.00. For purposes of this Agreement, the “Average Ford Share Price” shall be equal to the volume-weighted average, rounded to four decimal points, of the daily volume-weighted average sales prices per share for regular way trading, rounded to four decimal points, of the shares of Common Stock, as reported on the NYSE Composite Tape, for the five consecutive trading days (the “Valuation Period”) ending on the third full trading day prior to the date on which the Company’s stockholders vote with respect to the approval of the Merger. In the event that the Company declares a stock split, stock dividend or other reclassification or exchange with respect to the shares of Common Stock with a record or ex-dividend date occurring during the Valuation Period or for the period between the termination of the Valuation Period and the Effective Time, there will be an appropriate adjustment made to the closing sales prices during the Valuation Period for purposes of calculating the Average Ford Share Price.

(ii) for each share of Common Stock and each share of Class B Stock with respect to which an election to receive a combination of cash and shares of stock in the amounts set forth below has been effectively made and not revoked or lost, pursuant to Section 1.3 hereof (a “Pro Rata Election”), one share of New Common Stock (in the case of holders of Common Stock) or one share of New Class B Stock (in the case of holders of Class B Stock) plus a fraction of a share of New Common Stock and the Cash Pro Rata Amount (as hereinafter defined) in cash, each as determined pursuant to the formulas set forth in Exhibit A. It is intended that stockholders who make Pro Rata Elections for their Common Stock or Class B Stock will receive a combination of cash and stock that will result in the aggregate stock received for such share of Common Stock or Class B Stock representing approximately 99% of the same ownership percentage of New Common Stock and New Class B Stock as such share of Common Stock or Class B Stock represented of all shares of Common Stock and Class B

Stock outstanding immediately prior to the Merger, except as such ownership percentage is affected by appraisal rights and matters related thereto.

(iii) for each share of Common Stock and each share of Class B Stock with respect to which an election to receive $20.00 in cash and one share of stock has been effectively made and not revoked or lost, pursuant to Section 1.3 hereof (a “$20.00 Cash Election”), (x) one share of New Common Stock (in the case of holders of Common Stock) or one share of New Class B Stock (in the case of holders of Class B Stock) and (y) an amount in cash equal to the product of (1) $20.00 multiplied by (2) a fraction, the numerator of which is the Average Ford Share price, and the denominator of which is the lesser of $60 and the Average Ford Share Price.

      (c)  The “Cash Pro Rata Amount” shall be equal to the amount determined as set forth in Exhibit A hereto.

      (d)  Each share of Common Stock and Class B Stock, if any, held in the treasury of the Company or by any wholly owned subsidiary of the Company shall be converted into and exchanged for 9/10 of a share of New Common Stock or New Class B Stock, as the case may be, by virtue of the Merger.

      (e)  Each share of Series B Cumulative Preferred Stock of the Company issued and outstanding or held by the Company immediately prior to the Effective Time shall remain outstanding from and after the Effective Time as one share of Series B Cumulative Preferred Stock of the Surviving Corporation. Each certificate representing one or more outstanding shares of Series B Cumulative Preferred Stock shall, following the Merger, be deemed to represent a like number of shares of Series B Cumulative Preferred Stock of the Surviving Corporation.

      (f)  No fractional shares will be issued to any stockholder who would in the aggregate hold less than one share of New Common Stock or New Class B Stock as a result of the Merger. Notwithstanding anything in this Agreement to the contrary, each stockholder who would otherwise have been entitled to receive less than one share of New Common Stock or New Class B Stock shall instead be entitled to receive, in lieu thereof, a cash payment (without interest) determined by multiplying the fractional share interest to which such holder would otherwise be entitled by the excess of (A) the Average Ford Share Price over (B) the Distribution Amount (as such term is defined in Exhibit A hereto).

      (g)  All shares of Common Stock and Class B Stock to be converted into the Exchange Consideration pursuant to this Section 1.2 shall, by virtue of the Merger and without any action on the part of the holders thereof, cease to be outstanding, be cancelled and retired and cease to exist; and each holder of a certificate representing prior to the Effective Time any such shares of Common Stock or Class B Stock shall thereafter cease to have any rights with respect to such shares, except the right to receive (i) the Exchange Consideration and (ii) any dividends and other distributions in accordance with Section 1.5(c) hereof.

      (h)  For each share of Common Stock and each share of Class B Stock with respect to which an election has not been made (“Non-Electing Shares”), such share shall be treated for all purposes as a share subject to a $20.00 Cash Election.

      SECTION 1.3  Share Election.

      (a)  Each Person (as defined in Section 1.3(b) hereof) who, on or prior to the Election Date referred to in subsection (c) below is a record holder of shares of Common Stock or Class B Stock, shall have the right to submit a Form of Election (as defined in Section 1.3(c) hereof) specifying the number of shares of Common Stock or Class B Stock with respect to which such Person desires to make a New Stock Election, a Pro Rata Election or a $20.00 Cash Election; provided that in no event shall a Person be entitled to make an election with respect to more shares of Common Stock and Class B Stock in the aggregate than such Person holds of record.

      (b)  Prior to the mailing of the proxy statement soliciting proxies in favor of the adoption of this Agreement (the “Proxy Statement”), EquiServe or another bank, trust company, Person or Persons shall be designated by the Company to act as exchange agent (the “Exchange Agent) for payment of the Exchange Consideration. For purposes of this Agreement, “Person” means any natural person, firm, individual, corporation, limited liability company, partnership, association, joint venture, company, business trust, trust or any other entity or organization whether incorporated or unincorporated, including a government or political subdivision or any agency or instrumentality thereof.

      (c)  The Company shall mail a form of election (the “Form of Election”) with the Proxy Statement to the record holders of shares of Common Stock and Class B Stock as of the record date for the meeting of its stockholders for the purpose of considering the adoption of this Agreement (the “Stockholders Meeting”), which Form of Election shall be used by each record holder of shares of Common Stock or Class B Stock who wishes to make a New Stock Election, a Pro Rata Election, or a $20.00 Cash Election, subject to the provisions of Section 1.4 hereof. The Form of Election shall be in form and substance satisfactory to the Company in its sole discretion. The Company shall use its reasonable efforts to make the Form of Election and the Proxy Statement available to all Persons who become record holders of shares of Common Stock or Class B Stock during the period between such record date and the Election Date. Any such holder’s election shall have been properly made only if the Exchange Agent shall have received at its designated office, at or prior to the time of commencement of the Stockholders Meeting (such time and date, the “Election Date”), a Form of Election properly completed and signed and accompanied by certificate(s) for the share(s) of Common Stock or Class B Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of the Company (or by an appropriate guarantee of delivery of such certificate(s) as set forth in the Form of Election from a firm which is a member of a registered national securities exchange or of the New York Stock Exchange (“NYSE”) or a commercial bank or trust company having an office or correspondent in the United States, provided such certificate(s) are in fact delivered to the Exchange Agent by 5:00 p.m., eastern daylight savings time, on the second trading day after the date of the Stockholders Meeting).

      (d)  Any Form of Election may be revoked by the holder of Common Stock or Class B Stock by submitting a revocation to the Exchange Agent (only by written notice received by the Exchange Agent at or prior to the Election Date). In addition, all Forms of Election shall automatically be revoked if the Exchange Agent is notified in writing by the Company that the Merger has been abandoned. If a Form of Election is revoked, the certificate(s) (or guarantee(s) of delivery, as appropriate) for the share(s) of Common Stock or Class B Stock, if any, to which such Form of Election relates shall promptly be returned to the stockholder submitting the same to the Exchange Agent. The Company shall have the right, but shall be under no obligation, to adopt appropriate procedures allowing stockholders to change their elections.

      (e)  The determination of the Exchange Agent shall be binding as to whether or not elections have been properly made or revoked pursuant to this Section 1.3 with respect to shares of Common Stock and Class B Stock and when elections and revocations were received by it. If the Exchange Agent determines that any election was not properly made with respect to such shares of Common Stock or Class B Stock, then, subject to Section 1.4 hereof, such shares of Common Stock or Class B Stock shall be treated by the Exchange Agent at the Effective Time as Non-Electing Shares, and such shares shall be converted in the Merger in accordance with Section 1.2 (h) hereof; provided that the Company shall determine, in its sole discretion, whether any such determination by the Exchange Agent will affect any calculation theretofore made pursuant to Sections 1.2(b), 1.2(c) and 1.4 hereof. The Exchange Agent shall also make all computations as to the allocation and the proration contemplated by Section 1.4 hereof, and any such computation shall be conclusive and binding on the holder of shares of Common Stock or Class B Stock. The Company may and the Exchange Agent may, with the agreement of the Company, make such rules as are not inconsistent with this Agreement for the implementation of the elections provided for herein as shall be necessary or desirable to effect such elections fully and to interpret the provisions of this Agreement and to waive any time periods provided for herein or pursuant hereto or any defects in connection with any elections or documentation relating thereto; any such rules and interpretation shall be binding on all stockholders of the Company.

      (f)  The Company, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Common Stock or Class B Stock such amounts as the Company, the Surviving Corporation or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by the Company, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Common Stock or Class B Stock, as the case may be, in respect of which such deduction and withholding was made by the Company, the Surviving Corporation or the Exchange Agent.

      SECTION 1.4  Proration.

      (a)  Notwithstanding anything in this Agreement (other than Section 1.4(c) below and the following proviso) to the contrary, the maximum amount of cash to be distributed in the Merger pursuant to Section 1.2 shall be $10 billion minus (except to the extent the Company determines otherwise) the product of (x) the number of Potential Dissenting Shares and (y) the Average Ford Share Price (as such amount may be decreased or increased pursuant to Section 1.4(c) hereof, the “Maximum Amount”); provided, however, that each share as to which a Pro Rata Election or a $20.00 Cash Election has been made (including Non-Electing Shares) shall receive not less than the Cash Pro Rata Amount in the Merger.

      (b)  If the sum of (1) the aggregate amount of cash elected pursuant to $20.00 Cash Elections (including Non-Electing Shares which are deemed to be shares subject to $20.00 Cash Elections) plus (2) the product of the Cash Pro Rata Amount multiplied by the number of shares as to which a Pro Rata Election has been made, exceeds the Maximum Amount (the excess, if any, of the Maximum Amount over the product of the Cash Pro Rata Amount multiplied by the number of shares as to which a Pro Rata Election has been made and not revoked or lost is hereinafter called the “Non-Pro Rata Cash Pool”), then:

(i) All shares of Common Stock and Class B Stock subject to $20.00 Cash Elections (which, for purposes of this clause (i) shall be deemed to refer also to Non-Electing Shares) shall be subject to proration as follows. Each share of Common Stock and Class B Stock (other than Dissenting Shares) subject to a $20.00 Cash Election shall in the Merger be converted into, and exchanged for, the right to receive in the aggregate (A) an amount in cash equal to the Cash Pro Rata Amount, (B) an additional amount in cash, not to exceed in the aggregate the excess, if any, of the Non-Pro Rata Cash Pool over the aggregate amount allocated pursuant to the preceding clause (A), to be distributed equally and ratably in respect of all such shares of Common Stock and Class B Stock subject to $20.00 Cash Elections until such shares shall have each received $20.00 in cash, or if the Average Ford Share Price is greater than $60, $20.00 multiplied by a fraction, the numerator of which is the Average Ford Share Price, and the denominator of which is $60; and (C) a number of shares of New Common Stock or of New Class B Stock, as specified in paragraph (iii) below, equal to the sum of (x) one and (y) a fraction, the numerator of which is the excess of (1) $20.00 multiplied by a fraction, the numerator of which is the Average Ford Share Price, and the denominator of which is the lesser of $60 and the Average Ford Share Price, over (2) the amount of cash distributed for such share of Common Stock or Class B Stock pursuant to the preceding clauses (A) and (B) above, and the denominator of which is the excess of (aa) the Average Ford Share Price over (bb) $20.00 multiplied by a fraction, the numerator of which is the Average Ford Share Price, and the denominator of which is the lesser of $60 and the Average Ford Share Price.

(ii) All shares of Common Stock and Class B Stock (other than Dissenting Shares) subject to New Stock Elections and Pro Rata Elections shall in the Merger be converted into and exchanged for the right to receive the Exchange Consideration in accordance with Sections 1.2(b)(i) and (ii) hereof, respectively.

(iii) The shares into which each share of Common Stock is to be converted, in part or in whole, pursuant to paragraph (i)(C) or (ii) above shall consist entirely of New Common Stock. The shares into which each share of Class B Stock is to be converted, in part or in whole, pursuant to paragraph (i)(C) or (ii) above shall consist of first, one share of New Class B Stock and second, to the extent of any additional stock, shares and fractions of a share of New Common Stock.

      (c)  The Company shall have the right, in its sole discretion, to direct the Exchange Agent to round up or down in calculating amounts of cash and numbers of shares pursuant to Sections 1.2 and 1.4, regardless of whether any such calculation results in the $10 billion amount referred to in this Agreement actually being less than or greater than $10 billion.

      SECTION 1.5  Exchange of Certificates.

      (a)  As of the Effective Time, the Company shall deposit, or cause to be deposited with the Exchange Agent for the benefit of the holders of shares of Common Stock and Class B Stock, cash and a certificate or certificates representing the stock portion of the Exchange Consideration such that the Exchange Agent may issue shares of New Common Stock in the form of book entry credits to holders of Common Stock and Class B Stock that receive shares of New Common Stock in the Merger.

      (b)  As of or promptly following the Effective Time and the final determination of the proration as contemplated pursuant to Section 1.4 hereof, the Company shall cause the Exchange Agent to mail (and to make available for collection by hand) to each holder of record of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Common Stock or Class B Stock (the “Certificates”), (i) a letter of transmittal or similar transmittal form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall be in the form and have such other provisions as the Company may specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for (A) a confirmation of book entry credit for that number of shares of New Common Stock, if any, into which the number of shares of Common Stock or Class B Stock, as the case may be, previously represented by such Certificate shall have been converted pursuant to this Agreement, (B) to the extent applicable, certificates representing that number of shares of New Class B Common Stock into which the number of shares of Class B Stock shall have been converted pursuant to this Agreement, and (C) the amount of cash, if any, into which a portion of the number of shares of Common Stock or Class B Stock previously represented by such Certificate shall have been converted pursuant to this Agreement (which instructions shall provide that at the election of the surrendering holder, Certificates may be surrendered, and the Exchange Consideration in exchange therefor collected, by hand delivery); provided that the Company shall not be required to cause the Exchange Agent to mail to holders of Common Stock or Class B Stock who have effectively made and not revoked or lost elections pursuant to Section 1.3 hereof a letter of transmittal or similar transmittal form, it being understood that the Form of Election previously submitted by any such holder shall constitute a letter of transmittal or similar transmittal form for purposes of this Section 1.5(b). Upon surrender of a Certificate for cancellation to the Exchange Agent, together with a letter of transmittal or similar transmittal form (including an unrevoked Form of Election) duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificate shall, subject to consummation of the Merger, be entitled to receive in exchange therefor the Exchange Consideration for each share of Common Stock or Class B Stock formerly represented by such Certificate, and the Certificate so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificates upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange therefor in accordance with normal exchange practices. No interest on the Exchange Consideration (or the cash pursuant to subsection (c) below) payable upon the surrender of the Certificates shall be paid or accrued for the benefit of holders of the Certificates.

      (c)  No dividends or other distributions with respect to shares of New Common Stock or New Class B Stock with a record date on or after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of New Common Stock or New Class B Stock represented thereby by reason of the conversion of shares of Common Stock and Class B Stock pursuant to Sections 1.2(b), 1.3 and 1.4 hereof until such Certificate is surrendered in accordance with this Article I. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid, without interest, to the Person in whose name the shares of New Common Stock or New Class B Stock representing such securities are registered (i) at the time of such surrender, the proportionate amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to shares of New Common Stock or New Class B Stock issued upon conversion of the Common Stock and Class B Stock and (ii) at the appropriate payment date or as promptly as practicable thereafter, the proportionate amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of New Common Stock and New Class B Stock.

      (d)  Any portion of the Exchange Consideration deposited with the Exchange Agent pursuant to this Section 1.5 (the “Exchange Fund”) which remains undistributed to the holders of Certificates for six months after the Effective Time shall be delivered to the Company, upon demand, and any holders of shares of Common Stock or Class B Stock prior to the Merger who have not theretofore complied with this Article I shall thereafter look for payment of their claim, as general creditors thereof, only to the Company for their claim for (1) cash, if any, (2) shares of New Common Stock, if any, (3) shares of New Class B Stock, if any and (4) any dividends or other distributions with respect to shares of New Common Stock or New Class B Stock to which such holders may be entitled.

      (e)  None of the Company, Merger Sub or the Exchange Agent shall be liable to any Person in respect of any shares of New Common Stock, New Class B Stock or cash held in the Exchange Fund (and any cash, dividends and other distributions payable in respect thereof) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

      (f)  The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by the Company on a daily basis. Any interest and other income resulting from such investments shall be paid to the Company.

      SECTION 1.6  Stock Options; Other Equity Benefit Plans and Awards.

      (a)  At the Effective Time, each of the then outstanding Options (as defined below) shall be converted into an Option to purchase that number of shares of New Common Stock determined by multiplying (i) the number of shares of Common Stock subject to such Option at the Effective Time by (ii) the sum of (x) one and (y) a fraction the numerator of which is $20.00 and the denominator of which is the excess of (A) the lesser of $60 and the Average Ford Share Price over (B) $20.00, at an exercise price per share of New Common Stock equal to (1) the exercise price per share of such Option immediately prior to the Effective Time divided by (2) the sum referred to in (ii) above, except as otherwise determined by the Company in light of considerations relating to non-U.S. tax laws and except that, in the case of an Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula shall be adjusted, if the

Company determines that such adjustment is necessary, to comply with Section 424(a) of the Code.

      “Options” means any option granted, and not exercised, expired or terminated, to a current or former employee, director or independent contractor of the Company or any of its subsidiaries or any predecessor thereof to purchase shares of Common Stock pursuant to the Company’s 1990 Long-Term Incentive Plan and the 1998 Long-Term Incentive Plan or any other stock option, stock bonus, stock award, or stock purchase plan, program, or arrangement of the Company or any of its subsidiaries or any predecessor thereof or any other contract or agreement entered into by the Company or any of its subsidiaries.

      (b)  Each phantom stock or similar award (whether denominated in shares of Common Stock, phantom units in a Company Common Stock fund or otherwise) which is outstanding immediately prior to the Effective Time under any deferred compensation, incentive compensation or similar plan, program or arrangement of the Company or any of its subsidiaries shall be adjusted by the committee or other entity responsible for the administration of such plan, program or arrangement so that the number of shares or units to which such awards relate is treated in a manner consistent with the treatment of shares of Common Stock held by a stockholder who makes a New Stock Election.

      SECTION 1.7  Dissenting Shares.

      (a)  Notwithstanding anything in this Agreement to the contrary, each share of Common Stock or Class B Stock issued and outstanding immediately prior to the Effective Time and held by a person (a “Dissenting Stockholder”) who is entitled to seek an appraisal of such shares under Delaware law and who complies with all the requirements of Delaware law to exercise and perfect appraisal rights (“Dissenting Shares”) shall not be converted into the right to receive the Exchange Consideration but shall instead become the right to receive such consideration as may be deter- mined to be due to such Dissenting Stockholder pursuant to Section 262 of the DGCL. If, after the Effective Time, such Dissenting Stockholder withdraws his or her demand for appraisal or fails to perfect or otherwise loses his or her right of appraisal, in any case pursuant to the DGCL, the shares of such Dissenting Stockholder shall be deemed to be converted as of the Effective Time into the right to receive the Exchange Consideration (without any interest thereon).

      (b)  At the option of the Company, if there are any “Potential Dissenting Shares” (as defined in subsection (c) below), then, except to the extent the Maximum Amount was reduced pursuant to Section 1.4(a) by reason of a reserve established therefor, such shares shall, for purposes of the calculations in Section 1.4(b)(i) with respect to shares that are not Potential Dissenting Shares, be treated as a number of shares with respect to which a $20.00 Cash Election shall have been validly made and not revoked or lost, which number shall be equal to the product of the number of Potential Dissenting Shares multiplied by the quotient obtained by dividing the Average Ford Share Price by $20.

      (c)  “Potential Dissenting Shares” shall mean all shares of Common Stock and Class B Stock, the holders of which shall have taken, at the time of the calculation of the Cash Pro Rata Amount, all steps required to be taken at or prior to such time to exercise and perfect appraisal rights and shall not have at or prior to such time withdrawn, waived or otherwise lost their right to appraisal. Unless the Company determines otherwise, the failure of Potential Dissenting Shares to thereafter become Dissenting Shares shall not affect any calculations or determinations theretofore made pursuant to Sections 1.2 and 1.4.

      (d)  Nothing contained in this Agreement, including Sections 1.7(a) and (b) hereof shall limit the right of the Company to take the position at any time, including in any litigation or appraisal or other proceeding, and in any manner (including in its sole discretion by filing a declaratory judgment action), that stockholders, or that particular groups of stockholders, are not entitled to appraisal rights under Section 262 of the DGCL.

      SECTION 1.8  Closing.  Subject to the satisfaction or waiver of the conditions set forth in Article III hereof, the closing of the Merger (“the Closing”) shall take place at such place as the Company shall determine, at such time as is, in the judgment of the Company, as soon as reasonably practicable following the Stockholders Meeting, unless another time, or place is established by the Company (the actual time and date of the Closing being referred to herein as the “Closing Date”).

ARTICLE II

THE SURVIVING CORPORATION

      SECTION 2.1  Restated Certificate of Incorporation.  The Restated Certificate of Incorporation of the Company shall, upon the Effective Time and as a result of the Merger, be amended as follows and, as so amended, shall be the Restated Certificate of Incorporation of the Surviving Corporation:

      (a)  The first paragraph of Article FOURTH shall be amended to read in its entirety as follows:

The total number of shares of all classes of stock which the corporation shall have authority to issue is 6,560,117,376 shares, consisting of 30,000,000 shares of Preferred Stock of the par value of One Dollar ($1.00) each, 530,117,376 shares of Class B Stock of the par value of One Cent ($0.01) each, and 6,000,000,000 shares of Common Stock of the par value of One Cent ($0.01) each.

      (b)  Sections 7 through 10 of Article FOURTH shall be renumbered as Sections 8 through 11, and a new Section 7 shall be added to Article FOURTH, which new section shall read in its entirety as follows:

SECTION 7

RIGHTS OF COMMON STOCK AND

CLASS B STOCK UPON DISSOLUTION.

Subject to the rights of the holders of shares of any class or series ranking prior to or on a parity with the Common Stock or the Class B Stock, as the case may be, upon liquidation, dissolution or winding up of the corporation, in the event of any liquidation, dissolution or winding up of the corporation, whether voluntary or involuntary: (i) before any payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock, the holders of the shares of Common Stock shall be entitled to receive $0.50 per share (the “Common Stock Initial Liquidation Amount”); (ii) before any additional payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Common Stock following the payment of the Common Stock Initial Liquidation Amount, the holders of Class B Stock shall be entitled to receive $1.00 per share (the “Class B Liquidation Amount”); and (iii) before any additional payment or distribution of the assets of the corporation (whether capital or surplus) shall be made to or set apart for the holders of Class B Stock following the payment of the Class B Liquidation Amount, the holders of Common Stock shall be entitled to receive $0.50 per share (the “Common Stock Additional Liquidation Amount” and, together with the Common Stock Initial Liquidation Amount, the “Common Stock Liquidation Amount”). Following the payment or setting apart for payment of the Common Stock Liquidation Amount and the Class B Liquidation Amount, the holders of Common Stock and Class B Stock shall participate pari passu and be entitled to receive, on a pro rata basis, the remaining assets of the corporation or proceeds therefrom available for distribution to the holders of Common Stock and Class B Stock. If, upon any liquidation, dissolution or winding up of the corporation, the assets of the corporation or proceeds thereof: (i) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Initial Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full; (ii) distributable among the holders of the shares of Class B Stock shall be insufficient to pay in full the Class B Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Class B Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Class B Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Class B Stock and any such other stock if all amounts payable thereon were paid in full; (iii) distributable among the holders of the shares of Common Stock shall be insufficient to pay in full the Common Stock Additional Liquidation Amount and liquidating payments on any other shares of stock ranking, as to liquidation, dissolution or winding up, on a parity with the Common Stock, then such assets, or the proceeds thereof, shall be distributed among the holders of shares of Common Stock and any such other stock ratably in accordance with the respective amounts which would be payable on such shares of Common Stock and any such other stock if all amounts payable thereon were paid in full. For the purposes of this Section 7, (i) a consolidation or merger of the corporation with one or more corporations, (ii) a sale or transfer of all or substantially all of the corporation’s assets or (iii) a statutory share exchange shall not be deemed to be a liquidation, dissolution or winding up, voluntary or involuntary.

      SECTION 2.2  By-Laws.  At the Effective Time, the By-Laws of the Company as in effect immediately prior to the Effective Time shall be the By-Laws of the Surviving Corporation.

      SECTION 2.3  Directors and Officers.  From and after the Effective Time, the directors and officers of the Company at the Effective Time shall be the directors and officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified in accordance with applicable law.

ARTICLE III

CONDITIONS TO THE MERGER

      SECTION 3.1  Conditions to the Obligations of the Company and Merger Sub.  The respective obligations of the Company and Merger Sub to consummate the Merger are subject to the satisfaction of, or to the extent permitted by applicable law, the waiver by the Company on or prior to the Effective Time of each of the following conditions:

      (a)  a proposal to adopt this Agreement has been approved by the holders of (i) the shares of Common Stock and Class B Stock representing a majority of the votes entitled to be cast thereon, voting together as a class and (ii) a majority of the shares of Class B Stock entitled to vote thereon, voting as a separate class;

      (b)  no laws shall have been adopted or promulgated, and no temporary restraining order, preliminary or permanent injunction or other order issued by a court or other supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a “Governmental Entity”) of competent jurisdiction shall be in effect having the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger and no proceeding challenging this Agreement or the transactions contemplated hereby or seeking to prohibit, alter, prevent or materially delay the Merger shall have been instituted by any or before any court, arbitrator or governmental body, agency or official and be pending which would cause the Board of Directors of the Company to determine that the consummation of the Merger is no longer advisable;

      (c)  (i) all waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the Merger shall have expired or been terminated and (ii) all actions by or in respect of or filings with any Governmental Entity required to permit the consummation of the Merger shall have been obtained, except those that would not reasonably be expected to have a material adverse affect on the Company or its ability to consummate the transactions contemplated by this Agreement;

      (d)  the New Common Stock to be issued pursuant to the Merger and upon conversion of the New Class B Stock and upon exercise of Options and other equity based awards shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance;

      (e)  the registration statement on Form S-4 to be filed in connection with the issuance of shares in the Merger (the “Form S-4”) shall have been declared effective by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC;

      (f)  the Company shall have received evidence in form and substance reasonably satisfactory to it, that all material licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for consummation of the transactions contemplated by this Agreement have been obtained and are in full force and effect, other than those which, if not obtained, would not have a material adverse effect on the Company; and

      (g)  New Stock Elections shall have been validly made (and not revoked or lost) with respect to a number of shares of Common Stock and Class B Stock such that stockholders electing to receive cash with respect to each of their shares of Common Stock and Class B Stock shall undergo a reduction of ownership interest in the shares of New Common Stock and New Class B Stock of at least 1.0%, as compared to their ownership interest in shares of Common Stock and Class B Stock immediately prior to the Effective Time.

ARTICLE IV

TERMINATION

      SECTION 4.1  Termination.  To the fullest extent permitted by Delaware law, this Agreement may be terminated, and the Merger and other actions herein provided for may be abandoned, by the Board of Directors of the Company in its sole discretion (including by reason of the number of Potential Dissenting Shares) at any time prior to the Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Company or Merger Sub.

      SECTION 4.2  Effect of Termination.  If this Agreement is terminated pursuant to Section 4.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto.

ARTICLE V

MISCELLANEOUS

      SECTION 5.1  Notices.  All notices and other communications hereunder shall be in writing and hand delivered or mailed by registered or certified mail (return receipt requested) or sent by any means of electronic message transmission with delivery confirmed (by voice or otherwise) to the parties at the following addresses (or at such other addresses for a party as shall be specified by like notice) and will be deemed given on the date on which such notice is received:

To the Company or Merger Sub:

Ford Motor Company
One American Road
Dearborn, Michigan 48126
Telecopy: (313) 337-9591

Attn:	Peter Sherry, Jr., Esq.

Assistant Secretary

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036
Telecopy: (212) 735-2000
Attn: Lou R. Kling, Esq.

and

Morris, Nichols, Arsht & Tunnell
1201 North Market Street
P.O. Box 1347
Wilmington, Delaware 19899-1347
Telecopy: (302) 658-3989
Attn: Lewis S. Black, Jr., Esq.

      SECTION 5.2  Successors and Assigns.  The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of the other party hereto.

      SECTION 5.3  Governing Law.  This Agreement shall be construed in accordance with and governed by the laws of the State of Delaware.

      SECTION 5.4  Amendment and Waiver.  To the fullest extent permitted by Delaware law, this Agreement may be amended by mutual consent of the Boards of Directors of the Company and Merger Sub, and any provision hereof may be waived, at any time prior to the Effective Time, notwithstanding any approval of this Agreement by the stockholders of either or both of the Company and Merger Sub.

      SECTION 5.5  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received counterparts hereof signed by the other party hereto.

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

FORD MOTOR COMPANY

By: /s/ JACQUES A. NASSER

Name: Jacques A. Nasser
Title: President and Chief Executive Officer

FORD VALUE CORPORATION

By: /s/ ANN MARIE PETACH

Name: Ann Marie Petach
Title: President

Exhibit A to the Recapitalization Agreement and Plan of Merger

FORMULAS USED IN PRO RATA ELECTION

Note: $20 ×	Average Ford Share Price lesser of $60 and Average Ford Share Price	is referred to below as the “Distribution Amount‘

(A)	1 share of New Common Stock or New Class B Stock
plus
(B)	the Cash Pro Rata Amount, determined below
plus
(C)	a fraction of a share of New Common Stock equal to	(Distribution Amount) - (Cash Pro Rata Amount pursuant to (B) above) (Average Ford Share Price) - (Distribution Amount)

The Cash Pro Rata Amount equals the “Base Amount” plus the “Additional Amount” as such terms are defined below.

The Base Amount equals the lesser of:
	(i)	$10 billion Total Number of Shares
and
	(ii)	Total Non-Pro Rata Cash Elected Total Number of Shares - Number of Pro Rata Election Shares

Where

•	Total Non-Pro Rata Cash Elected is equal to: [(the number of $20.00 Cash Election shares plus the number of Non-Electing Shares) multiplied by (the Distribution Amount)] plus [(the number of Potential Dissenting Shares) multiplied by (the Average Ford Share Price)]

•	Total Number of Shares is equal to the total number of shares of Common Stock and Class B Stock outstanding immediately before the Merger.

The Additional Amount is an amount determined as follows:

•	If the Base Amount were determined pursuant to (i) above, then the Additional Amount equals:

(.01) multiplied by (the Average Ford Share Price minus the Base Amount).

•	If the Base Amount were determined pursuant to (ii) above, then the Additional Amount equals:

(.01) × (Average Ford Share Price - Base Amount)

1 minus	.99 × (Number of Pro Rata Election Shares) × (Average Ford Share Price - Base Amount)
[(Total Number of Shares) × (Average Ford Share Price)] - Total Non-Pro Rata Cash Elected - [(Number of Pro Rata Election Shares) × (Base Amount)]

The formulas will result in a stockholder’s ownership remaining at approximately 99% of his or her prior ownership only if all shares seeking appraisal actually receive only cash in an appraisal proceeding; otherwise his or her ownership percentage will be lower.

APPENDIX B

FORMULAS USED IN CALCULATIONS OF PAYMENTS IN RECAPITALIZATION

Note: $20 ×	average Ford share price lesser of $60 and average Ford share price	is referred to below as the “Distribution Amount”

Note:	The average Ford share price is equal to the volume-weighted average, rounded to four decimal points, of the daily volume-weighted average sales price per share for regular way trading, rounded to four decimal points, of the shares of Ford common stock, as reported on the New York Stock Exchange Composite Tape, for the five consecutive trading days ending on July 28, 2000, the third full trading day prior to the special meeting.

(1)  $20 Cash Election:

(A)	1 share of new common stock or new Class B stock

plus

(B)	an amount of cash equal to the Distribution Amount, which is equal to	$20 ×	average Ford share price lesser of $60 and average Ford share price

     Stockholders who do not validly make an election will be deemed to have made a $20 cash election.

(2)  New Stock Elections:

(A)	1 share of new common stock or new Class B stock

plus

(B)	a fraction of a share of new common stock equal to	20 (lesser of 60 and average Ford share price) - 20

Note:  The value of such fraction of a share of new common stock, based on a trading price of the average Ford share price minus the Distribution Amount, equals the Distribution Amount.

(3)  Pro Rata Election:

(A)	1 share of new common stock or New Class B stock
plus
(B)	the Cash Pro Rata Amount, determined below
plus
(C)	a fraction of a share of new common stock equal to	(Distribution Amount) - (Cash Pro Rata Amount pursuant to (B) above) (average Ford share price) - (Distribution Amount)

The Cash Pro Rata Amount equals the “Base Amount” plus the “Additional Amount” as such terms are defined below.

The Base Amount equals the lesser of:

(i)	$10 billion Total Number of Shares

and

(ii)	Total Non-Pro Rata Cash Elected Total Number of Shares - number of pro rata election shares

Where

•	Total Non-Pro Rata Cash Elected is equal to: [(the number of $20 cash election shares plus the number of non-electing shares) multiplied by (the Distribution Amount)] plus [(the number of “potential dissenting shares” (as defined in the recapitalization agreement and plan of merger)) multiplied by (average Ford share price)]

•	Total Number of Shares is equal to the total number of shares of common stock and Class B stock outstanding immediately before the recapitalization.

The Additional Amount is an amount determined as follows:

•	If the Base Amount were determined pursuant to (i) above, then the Additional Amount equals:

(.01) multiplied by (the average Ford share price minus the Base Amount).

•	If the Base Amount were determined pursuant to (ii) above, then the Additional Amount equals:

(.01) × (average Ford share price minus Base Amount)

1 minus	.99 × (number of pro rata election shares) × (average Ford share price minus Base Amount)
[(Total Number of Shares) × (average Ford share price)] - Total Non-Pro Rata Cash Elected - [(number of pro rata election shares) × (Base Amount)]

The formulas will result in a stockholder’s ownership remaining at approximately 99% of his or her prior ownership only if all shares seeking appraisal actually receive only cash in an appraisal proceeding; otherwise his or her ownership percentage will be lower.

(4)	Proration:

If the sum of the Total Non-Pro Rata Cash Elected plus the product of the cash payable in respect of pro rata elections, as determined pursuant to (3)  above, multiplied by the number of shares subject to pro rata elections exceeds $10 billion, then:

(A) Shares subject to pro rata elections will receive the cash and stock determined pursuant to (3) above;

(B) Shares subject to $20 cash elections will receive in respect of each share, one share of new common stock or Class B stock (depending on the class of stock owned prior to the recapitalization), plus:

(i) cash amount payable in respect to pro rata electors, as determined pursuant to (3) above,

(ii)	additional cash, allocated on a pro rata basis, not to exceed the amount to be received without giving effect to proration, and not to exceed in the aggregate:

$10 billion	-	[aggregate amount distributed pursuant to 4(A) and (B)(i) and the amount, if any, reserved with respect to “potential dissenting shares,” not to exceed, on a per share basis, the average Ford share price]

(iii)	an additional fraction of a share of new common stock equal to:

the Distribution Amount	-	cash distributed per share pursuant to (B)(i) and (ii) above

average Ford share price	-	the Distribution Amount

 (C) Shares subject to new stock elections shall receive the stock determined pursuant to (2) above

APPENDIX C

OPINION OF J.P. MORGAN SECURITIES INC.

June 27, 2000

The Board of Directors

Ford Motor Company
One American Road
Dearborn, MI 48126

Members of the Board:

      You have requested our opinion as to the fairness, from a financial point of view, to the holders of Common Stock, par value $1.00 per share (the “Common Stock”), of Ford Motor Company (the “Company”) of the consideration to be received by them in connection with the proposed recapitalization of the Company (the “Recapitalization”) through a merger of the Company with Ford Value Corporation, a wholly-owned subsidiary of the Company (“FVC”). Pursuant to the Recapitalization Agreement and Plan of Merger between the Company and FVC (the “Agreement”), FVC will be merged with and into the Company (in such capacity, the “Surviving Corporation”). Pursuant to the Agreement, holders of Common Stock may elect to receive for each share of Common Stock (1) one share of common stock, par value $0.01 per share, of the Surviving Corporation (the “Surviving Corporation Common Stock”) plus $20.00 (subject to upward adjustment if the Average Ford Share Price (as defined in the Agreement) is greater than $60.00 and subject to proration) (the “Distribution Amount”), (2) one share of Surviving Corporation Common Stock plus Surviving Corporation Common Stock with a value equal to the Distribution Amount, or (3) one share of Surviving Corporation Common Stock plus a pro rata amount of cash and Surviving Corporation Common Stock determined in accordance with the Agreement. Pursuant to the Agreement, holders of Class B stock, par value $1.00 per share, of the Company (the “Class B Stock”) may elect to receive for each share of Class B Stock (A) one share of Class B stock, par value $0.01 per share, of the Surviving Corporation (“Surviving Corporation Class B Stock”) plus the Distribution Amount, (B) one share of Surviving Corporation Class B Stock plus Surviving Corporation Common Stock with a value equal to the Distribution Amount, or (C) one share of Surviving Corporation Class B Stock plus a pro rata amount of cash and Surviving Corporation Common Stock determined in accordance with the Agreement. If a holder of Common Stock or Class B Stock fails to make an election, such holder will receive, for each share held, one share of Surviving Corporation Common Stock or Surviving Corporation Class B Stock, as applicable, plus the Distribution Amount. The maximum aggregate cash to be distributed to all stockholders pursuant to the Recapitalization is $10,000,000,000.

      In arriving at our opinion, we have reviewed (i) a proof dated June 23, 2000 of the Proxy Statement/ Prospectus of the Company with respect to the Recapitalization including therein a draft of the Agreement (the “Proxy Statement”); (ii) certain publicly available information concerning the business of the Company and of certain other companies engaged in businesses comparable to those of the Company, and the reported trading and volume history and market prices for certain other companies’ securities deemed comparable; (iii) the terms of the Common Stock, the Class B Stock, the Surviving Corporation Common Stock and the Surviving Corporation Class B Stock included in the Restated Certificate of Incorporation of the Company and in the Agreement; (iv) current and historical market prices of the Common Stock; (v) the audited financial statements of the Company for the fiscal year ended December 31, 1999 and the unaudited financial statements of the Company for the period ended March 31, 2000; and (vi) certain internal financial analyses and forecasts prepared by the management of the Company. We have also analyzed the potential impact of the Recapitalization on the economic and voting interests of the holders of the Common Stock and the Class B Stock.

      In addition, we have held discussions with certain members of the management of the Company with respect to the Recapitalization, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, the effects of the Recapitalization on the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry. We have reviewed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

      In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We have assumed that the Recapitalization will have the tax consequences described in the Proxy Statement, and in discussions with, and materials furnished to us by, representatives of the Company, and that the transactions contemplated by the Agreement will be consummated as described in the Agreement and the Proxy Statement. We have also assumed that all of the holders of Class B Stock will elect to receive one share of Surviving Corporation Class B Stock plus Surviving Corporation Common Stock with a value equal to the Distribution Amount. In addition, you have advised us that the Company expects to complete its previously announced spin-off of Visteon Corporation on June 28, 2000. Finally, we have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

      We are expressing no opinion herein as to the price at which the Surviving Corporations’s stock will trade at any time following the Recapitalization. In addition, we were not requested to and did not provide advice concerning the structure, the specific amount of the consideration, or any other aspects of the Recapitalization or any alternative transactions that may be available to the Company and we did not participate in any discussions with respect to the terms of the Recapitalization and related transactions. Our opinion does not address the merits of the underlying decision by the Company to engage in the Recapitalization.

      Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion.

      We will receive a fee from the Company for the delivery of this opinion. J.P. Morgan and its affiliates are currently providing, and have in the past provided, other investment banking and commercial banking services for the Company unrelated to the Recapitalization, for which they expect to receive or have received customary compensation. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company for their own account or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.

      On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Common Stock in the Recapitalization is fair, from a financial point of view, to such holders.

      This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Recapitalization. This opinion does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote with respect to the Recapitalization or what form of consideration such stockholder should elect in the Recapitalization. This opinion may not be disclosed, summarized, described, referred to, or otherwise communicated

(in whole or in part) to any third party for any purpose whatsoever except with our prior written approval in each instance. This opinion may be reproduced in full in any proxy or information statement relating to the Reorganization mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval and must be treated as confidential.

Very truly yours,

J.P. Morgan Securities Inc.
/s/ J.P. MORGAN SECURITIES INC.

CEN: 96759

APPENDIX D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

      (a)  Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

      (b)  Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

      (c)  Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

      (d)  Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

      (e)  Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

      (f)  Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

      (g)  At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

      (h)  After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

      (i)  The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

      (j)  The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

      (k)  From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

      (l)  The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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